Exhibit 99.1

NOTICE OF ANNUAL AND

SPECIAL MEETING OF SHAREHOLDERS

AND MANAGEMENT INFORMATION CIRCULAR

May 3, 2006

The Thomson Corporation

Notice of Annual and Special Meeting of Shareholders of The Thomson Corporation

Date

Wednesday, May 3, 2006

Time

12:00 p.m. (EDT)

Place

Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada

Business

The business of the meeting is to:

•      receive the consolidated financial statements of the company for the year ended December 31, 2005 and the auditors’ report on those statements;

•      elect directors;

•      appoint auditors and authorize the directors to fix their remuneration;

•      consider, and if thought fit, approve the Thomson deferred compensation plan; and

•      transact any other business properly brought before the meeting.

At the meeting, you will have an opportunity to hear about our company’s 2005 performance and plans going forward. The management information circular included with this notice is your guide to the business to be considered at the meeting.

Record Date

You are entitled to vote if you were a holder of Thomson common shares as of 5:00 p.m. (EST) on Thursday, March 16, 2006.

Voting

Please vote by proxy on the matters to be considered at the meeting if it is not convenient for you to attend in person. The enclosed proxy form contains instructions on how to complete and send your voting instructions. Our transfer agent, Computershare Trust Company of Canada, must receive your proxy or voting instructions no later than 5:00 p.m. (EDT) on Monday, May 1, 2006 or, if the meeting is adjourned, no later than 48 hours (excluding Saturdays and holidays) before any adjourned meeting.

Please visit www.thomson.com for more information about Thomson.

By order of the Board,

David W. Binet

Secretary to the Board of Directors

March 17, 2006

Management Information Circular

Table of Contents

1	About this Circular and Related Proxy Materials

1	Voting Q&A

4	Receiving Annual and Quarterly Financial Statements and Related MD&A

4	Principal Shareholder

4	Business of the Meeting

• Financial Statements

• Election of Directors

• Appointment of Auditors

8	Special Business

• Approval of the Thomson Deferred Compensation Plan

11	Executive Compensation

17	Report on Executive Compensation

26	Performance Graph

26	Compensation of Directors

28	Indebtedness of Officers, Directors and Employees

28	Directors’ and Officers’ Indemnification and Insurance

28	Statement of Corporate Governance Practices

34	Share Repurchase Program

34	Additional Information

34	Directors’ Approval

A-1	Annex A: The Thomson Deferred Compensation Plan

B-1	Annex B: Corporate Governance Guidelines

ABOUT THIS CIRCULAR AND RELATED PROXY MATERIALS

We are providing this circular and proxy materials to you in connection with The Thomson Corporation’s annual and special meeting of shareholders on May 3, 2006. As a shareholder, you are invited to attend the meeting. If you are unable to attend, you may still vote.

This circular describes the items to be voted on at the meeting and the voting process, and provides information about executive compensation, our corporate governance practices and other matters.

Please see the “Voting Q&A” section below for an explanation of how you can vote on the matters to be considered at the meeting, whether or not you decide to attend the meeting.

Unless otherwise indicated, all amounts in this circular are in U.S. dollars and information is as of March 1, 2006.

VOTING Q&A

What is the business of the meeting?

At the meeting, shareholders are voting on three items: (1) the election of directors of the company; (2) the appointment of PricewaterhouseCoopers LLP as auditors of the company and the authorization of the directors to fix the auditors’ remuneration; and (3) approval of the Thomson deferred compensation plan. We are not aware of any other matters to be considered at the meeting. However, you may also vote on any other business that may properly come before the meeting.

Who can vote?

Holders of common shares as of 5:00 p.m. (EST) on March 16, 2006 are entitled to vote at the meeting. Each common share is entitled to one vote. On March 1, 2006, there were 646,793,581 common shares outstanding.

If you want to vote shares acquired after March 16, 2006 at the meeting, you must request Computershare in writing to include you on the list of shareholders entitled to vote at the meeting and you must produce properly endorsed share certificates or establish in some other way that you owned the shares before 5:00 p.m. (EDT) on April 21, 2006.

How many votes are required for approval?

A simple majority of votes cast, in person or by proxy, is required to approve each of the items specified in the notice of meeting which accompanies this circular.

How do I vote?

You should first determine whether you are a registered shareholder or a non-registered shareholder.

•      You are a registered shareholder if your name appears on your share certificates or if you hold your shares in book-entry form on the records of our transfer agent, Computershare Trust Company of Canada. If you are a registered shareholder, you can vote either in person at the meeting or by submitting your voting instructions by proxy, which means that you give another person authority to vote on your behalf.

•      You are a non-registered shareholder if your name does not appear on your share certificates or if you hold your shares in book-entry form through an intermediary. For example, you are a non-registered shareholder if your shares are held in the name of a bank, trust company, securities broker, trustee or custodian. If you are a non-registered shareholder, please see page 2 for information on how to vote your shares.

If I am a registered shareholder, how do I vote in person?

You do not need to do anything except attend the meeting. Do not complete or return the proxy form, as your vote will be taken at the meeting. You should register with representatives of Computershare when you arrive at the meeting. If you wish to vote shares registered in the name of a corporation, the corporation must submit a properly executed proxy to Computershare appointing you to vote the shares on behalf of the corporation.

If I am a registered shareholder, how do I vote by proxy?

If it is not convenient for you to attend the meeting, you may vote by proxy on the matters to be considered at the meeting in one of two ways:

•      You can authorize the directors of our company who are named on the enclosed proxy form to vote your shares as your proxyholder. If you choose this option, you can give voting instructions by mail, telephone or through the Internet. Please refer to your proxy form for instructions.

•      You may appoint another person to attend the meeting on your behalf and vote your shares as your proxyholder. If you choose this option, you can appoint your proxy by mail or through the Internet. If you mail the proxy form, you must print that person’s name in the blank space provided on the back of the enclosed proxy form and you may indicate how you want your shares voted. Sign, date and return the proxy form in the envelope provided. If you vote through the Internet, you may also appoint another person to be your proxyholder. You may choose anyone to be your proxyholder; the person does not have to be another shareholder. The person you appoint must attend the meeting and vote on your behalf in order for your votes to be counted. Proxyholders should register with representatives of Computershare when they arrive at the meeting.

Please remember that your proxy or voting instructions must be received by 5:00 p.m. (EDT) on Monday, May 1, 2006.

If I am a non-registered shareholder, how do I vote my shares?

As mentioned above, you are a non-registered shareholder if your shares are held in the name of an intermediary (such as a bank, trust company, securities broker, trustee or custodian).

There are two ways that you can vote your shares:

•      In person. If you wish to attend the meeting and vote in person, you should do one of the following:

•      If you have received a proxy form from your intermediary, insert your own name in the blank space provided in the proxy form to appoint yourself as proxyholder. If the intermediary has not signed the form, you must sign and date it. Follow your intermediary’s instructions for returning the proxy form. Do not otherwise complete the form as your vote will be taken at the meeting; or

•      If you have received a voting instruction form from your intermediary, follow your intermediary’s instructions for completing the form.

•      By proxy. If it is not convenient for you to attend the meeting, you should do one of the following:

•      If you received a proxy form from your intermediary, you may vote by authorizing the directors of our company named on the form to vote your shares as your proxyholder. If you choose this option, you may complete the proxy form by indicating how you want your shares to be voted. If the intermediary has not signed the proxy form, you must sign and date it. Return the completed proxy form as instructed on the form. Alternatively, you may appoint another person to attend the meeting on your behalf and vote your shares by printing that person’s name in the blank space on the form and indicating how you want your shares to be voted. The person you choose does not have to be another shareholder. The person named on the form must attend the meeting and vote on your behalf in order for your votes to be counted; or

•      If you have received a voting instruction form from your intermediary, follow your intermediary’s instructions for completing the form.

How will my shares be voted if I appoint a proxyholder?

Your proxyholder must vote your shares on each matter according to your instructions if you have properly completed and returned a proxy. If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit.

If you have appointed the directors of our company named on the enclosed proxy form as your proxyholder, and you have not specified how you want to vote, your shares will be voted as follows:

•      FOR the election as directors of the nominees set out in this circular;

•      FOR the appointment of PricewaterhouseCoopers LLP as the auditors of the company and the authorization of the directors to fix their remuneration; and

•      FOR the approval of the Thomson deferred compensation plan.

What happens if any amendments are made to these matters or if other matters are properly brought before the meeting?

Your proxyholder will have discretionary authority to vote your shares as he or she sees fit. As of the date of this circular, management knows of no such amendment, variation or other matter expected to come before the meeting.

If I change my mind, how do I revoke my proxy or voting instructions?

If you are a registered shareholder and you have returned a proxy form or have given voting instructions, you may revoke them in any of the following ways:

•      By completing and signing a proxy form with a later date than the proxy form you previously returned, and delivering it to Computershare;

•      By completing a written statement revoking your instructions, which is signed by you or your attorney authorized in writing, and delivering it:

•      To the offices of Computershare at any time before 5:00 p.m. (EDT) on May 2, 2006, or, if the meeting is adjourned, the business day before any adjourned meeting; or

•      To the Chairman of the meeting before the meeting starts; or

•      In any other manner permitted by law.

If you are a non-registered shareholder, you may revoke a proxy or voting instruction (or a waiver of the right to receive meeting materials and to vote) given to your intermediary at any time by written notice to the intermediary, provided that the revocation is received by the intermediary at least seven days before the meeting. If your revocation is not received by that time, your intermediary is not required to act on it.

Who is soliciting my proxy?

Our company’s management is soliciting your proxy for use at the meeting and any adjourned meeting. We are soliciting proxies by mail and our employees may also solicit them personally. We are paying all costs of solicitation.

Is my vote confidential?

Yes. Computershare independently counts and tabulates the proxies to preserve the confidentiality of individual shareholder votes. Proxies are referred to us only in cases where a shareholder clearly intends to communicate with management, in the event of questions as to the validity of a proxy or where it is necessary to do so to meet applicable legal requirements.

Does Thomson provide electronic delivery of shareholder communications?

Yes. Electronic delivery is a voluntary program for our registered and non-registered shareholders. Under this program, an e-mail notification is sent advising you that documents (such as this circular and our annual report) that must be delivered under applicable securities law are available on our website. We believe that electronic delivery will benefit the environment and reduce our costs. If this approach is not suitable for you, we will continue to provide paper copies of documentation to you.

How can I enroll for electronic delivery of shareholder communications?

If you are a registered shareholder, please go to www.computershare.com and click “Enroll for e-delivery” under the “Shareholder Services” menu. You will need your Holder Account Number and postal/zip code. You can find your Holder Account Number on the proxy form provided in your package.

If you are a non-registered shareholder, please go to www.investordelivery.com for more instructions and to register. You will need your Enrollment Number/Control Number. You can find this number on the proxy form provided in your package.

RECEIVING ANNUAL AND QUARTERLY FINANCIAL STATEMENTS AND RELATED MD&A

Quarterly financial statements and related MD&A. If you did not already make a request earlier this year and if you wish to receive (or continue to receive) quarterly financial statements and related management’s discussion and analysis (MD&A) by mail during 2006, you must mark the request box on your proxy or voting instruction form. If you have not made a request earlier this year and you do not mark the box, quarterly reports will not be sent to you. Non-registered shareholders who hold their interests through a U.S. intermediary must complete and return the enclosed request form in order to receive these reports.

Annual financial statements and related MD&A. If you are a non-registered shareholder and hold your interests through a Canadian intermediary and wish to receive future annual reports (which contain our annual financial statements and related MD&A), you must mark the request box on your voting instruction form. If you hold your shares in this manner and do not mark this box, future annual reports will not be sent to you. Registered Canadian shareholders may opt out of receiving annual reports by marking the appropriate box at the bottom of their forms of proxy. Shareholders who opt not to receive future annual reports will continue to receive our management information circular, form of proxy and other shareholder mailings unless they have declined to receive these materials.

Financial results are announced by news release and are available on the Thomson website at www.thomson.com.

PRINCIPAL SHAREHOLDER

The Woodbridge Company Limited, or Woodbridge, is our principal shareholder. On March 1, 2006, Woodbridge beneficially owned 419,658,230 of our common shares, or 64.88%.

Woodbridge is a private company that is the primary investment vehicle for Kenneth R. Thomson and other members of the family of the late first Lord Thomson of Fleet. Mr. Thomson, a director of our company, controls Woodbridge and other companies that beneficially owned an additional 29,082,763 of our common shares on March 1, 2006. Through Woodbridge and these other companies, Mr. Thomson controlled an aggregate of 448,740,993 of our common shares, or 69.38%.

Note 22 to our 2005 consolidated financial statements provides information on certain transactions that we entered into with Woodbridge and certain of its affiliates in 2004 and 2005.

To the knowledge of our company, no other person or company beneficially owns, directly or indirectly, 10% or more of our common shares.

BUSINESS OF THE MEETING

Financial Statements

Our consolidated financial statements for the year ended December 31, 2005 are included in our annual report. A copy of our annual report is also available in the “Investor Relations” section of our website, www.thomson.com.

Election of Directors

At the meeting, 15 directors are proposed to be elected. All of the nominees are currently directors of our company. David H. Shaffer, who is an Executive Vice President of our company, is currently a director but has decided not to stand for re-election. Mr. Shaffer has been a director since 1998. Each director elected will hold office until the next annual meeting of shareholders or until the director resigns or a successor is elected or appointed. Management does not believe that any of the nominees will be unable to serve as a director but, if this should occur for any reason before the meeting, the persons named in the enclosed proxy form may vote for another nominee at their discretion.

The following provides information regarding the nominees, including the number of shares beneficially owned directly or indirectly by them, or over which they exercised control or direction, and the number of restricted share units, deferred share units and options held by them on March 1, 2006. Information regarding common shares beneficially owned does not include common shares that may be obtained through the exercise or vesting of options, restricted share units or deferred share units. Information as to shares beneficially owned or under control or direction is not within the knowledge of our company and has been provided to us by each nominee.

David K. R. Thomson(1) Toronto, Ontario, Canada	Director since: 1988 Common shares: 6,070 Non-independent Member of the Finance Committee	David K. R. Thomson, 48, is Chairman of The Thomson Corporation and a Deputy Chairman of Woodbridge. Mr. Thomson was named Chairman of Thomson in May 2002.

W. Geoffrey Beattie Toronto, Ontario, Canada

Director since: 1998
Common shares: 200,500
Restricted share units: 15,259
Options: 200,000
Non-independent

Chair of the Finance Committee
Member of the Corporate Governance and Human Resources Committees

W. Geoffrey Beattie, 45, is Deputy Chairman of The Thomson Corporation and President of Woodbridge.

Mr. Beattie has been Deputy Chairman of Thomson since 2000. Mr. Beattie is also a director of Royal Bank of Canada and is the Chairman of Bell Globemedia Inc.

Richard J. Harrington Westport, Connecticut, United States	Director since: 1993 Common shares: 15,100 Restricted share units: 50,000 Deferred share units: 357,087 Options: 2,280,000 Non-independent

Richard J. Harrington, 59, is President and Chief Executive Officer of Thomson.

Mr. Harrington joined Thomson in 1982. He has held a number of key leadership positions during his Thomson career, including President and Chief Executive Officer of Thomson Newspapers. In October 1997, he became President and Chief Executive Officer of Thomson. Mr. Harrington also serves on the board of directors of Xerox Corporation.

Ron D. Barbaro Toronto, Ontario, Canada	Director since: 1993 Common shares: 25,000 Deferred share units: 13,514 Independent Member of the Audit and Corporate Governance Committees

Ron D. Barbaro, 74, is a corporate director.

Prior to 2004, Mr. Barbaro was Chairman and CEO of the Ontario Lottery and Gaming Corporation. Mr. Barbaro is also Chairman of The Brick Group Income Fund, a director of Flow International Corp. and Chairman of Trans Global Life Insurance Company.

Mary Cirillo New York, New York, United States	Director since: 2005 Deferred share units: 1,556 Independent Member of the Corporate Governance Committee

Mary Cirillo, 58, is a corporate director.

Ms. Cirillo was Chair and Chief Executive Officer of Opcenter, LLC, an Internet consulting firm, from 2000 to 2003. Prior to that, Ms. Cirillo was Chief Executive Officer of Global Institutional Services at Deutsche Bank. Ms. Cirillo is also a director of Healthcare Property Investors, Inc. and is the lead director of DealerTrack Holdings, Inc.

Robert D. Daleo Alpine, New Jersey, United States	Director since: 2001 Common shares: 1,269 Restricted share units: 40,950 Deferred share units: 51,447 Options: 743,000 Non-independent

Robert D. Daleo, 56, is Executive Vice President and Chief Financial Officer of Thomson.

Mr. Daleo began his career with Thomson in January 1994 when he joined Thomson Newspapers as Senior Vice President and Chief Financial Officer. In November 1998, Mr. Daleo became Chief Financial Officer of Thomson.

Steven A. Denning Greenwich, Connecticut, United States	Director since: 2000 Deferred share units: 10,515 Independent Chair of the Human Resources Committee

Steven A. Denning, 57, is Chairman of General Atlantic LLC, a private equity investment firm.

Mr. Denning is a director of Hewitt Associates, Inc., IHS, Inc., Eclipsys Corporation, SRA International, Inc., Liberata plc and Genpact.

V. Maureen Kempston Darkes, O.C. Miramar, Florida, United States	Director since: 1996 Common shares: 500 Deferred share units: 12,392 Independent Member of the Corporate Governance and Human Resources Committees

V. Maureen Kempston Darkes, O.C., 57, is Group Vice President, General Motors Corporation and President of GM Latin America, Africa and the Middle East, an automobile manufacturer.

Previously, Ms. Kempston Darkes was President and General Manager of General Motors of Canada Limited. Ms. Kempston Darkes is also a director of Canadian National Railway Company and Falconbridge Limited.

Roger L. Martin Toronto, Ontario, Canada	Director since: 1999 Common shares: 6,000 Deferred share units: 11,290 Independent Member of the Audit Committee

Roger L. Martin, 49, is Dean of the Joseph L. Rotman School of Management at the University of Toronto, a post-secondary educational institution.

Mr. Martin is also Chairman of the Board of Workbrain Corporation.

Vance K. Opperman Minneapolis, Minnesota, United States	Director since: 1996 Common shares: 50,000 Deferred share units: 15,317 Independent Chair of the Audit Committee

Vance K. Opperman, 63, is President and Chief Executive Officer of Key Investment, Inc., a holding company.

Previously, Mr. Opperman was President of West Publishing Company. He is also a director of Delta Dental Plans Association, BlueCross/BlueShield of Minnesota and Avenet LLC.

John M. Thompson Toronto, Ontario, Canada	Director since: 2003 Common shares: 1,500(2) Deferred share units: 6,366 Independent Chair of the Corporate Governance Committee Member of the Audit Committee

John M. Thompson, 63, is Chairman of the Board of The Toronto-Dominion Bank, a financial institution.

Mr. Thompson was Vice Chairman of the Board of IBM from August 2000 to September 2002. Prior to that, he held various senior executive positions with IBM. Mr. Thompson is also a director of Royal Philips Electronics.

Kenneth R. Thomson(1) Toronto, Ontario, Canada	Director since: 1978 Common shares: 448,740,993(3) Non-independent	Kenneth R. Thomson, 82, is Chairman of Woodbridge. Mr. Thomson is our company’s controlling shareholder and was Chairman of Thomson from 1978 to 2002.

Peter J. Thomson(1), (4) Toronto, Ontario, Canada	Director since: 1995 Non-independent	Peter J. Thomson, 40, is a Deputy Chairman of Woodbridge.

Richard M. Thomson, O.C.(1) Toronto, Ontario, Canada	Director since: 1984 Common shares: 31,700 Deferred share units: 16,023 Independent Member of the Audit and Human Resources Committees

Richard M. Thomson, O.C., 72, is a corporate director.

Previously, Mr. Thomson was Chairman and Chief Executive Officer of The Toronto-Dominion Bank. He is a director of Trizec Properties Inc., Nexen Inc. and S.C. Johnson & Son, Inc.

John A. Tory Toronto, Ontario, Canada	Director since: 1978 Common shares: 501,670 Deferred share units: 1,111 Non-independent Member of the Finance and Human Resources Committees

John A. Tory, 75, is President of Thomson Investments Limited, a holding company that is an affiliate of Woodbridge.

Mr. Tory was Deputy Chairman of Thomson from 1978 to 1997 and President of Woodbridge from 1973 to 1998. Mr. Tory is also a director of Abitibi-Consolidated Inc. and Rogers Communications Inc.

(1)   David K. R. Thomson and Peter J. Thomson are the sons of Kenneth R. Thomson. Richard M. Thomson is not related to the family of Kenneth R. Thomson.

(2)   In addition, Mrs. J. M. Thompson owned 300 common shares as of March 1, 2006.

(3)   In addition, Mrs. K. R. Thomson indirectly beneficially owned 262,558 common shares as of March 1, 2006.

(4)   Peter J. Thomson was a director of Exchange Resources, Inc. when it filed a petition for creditor protection under Chapter 11 of the U.S. Bankruptcy Code in September 1996.

For more information on deferred share units held by our non-management directors, please see “Compensation of Directors” on page 26 of this circular. Messrs. Harrington and Daleo hold their deferred share units under our deferred compensation plan. Options and restricted share units are issued under our stock incentive plan. For more information on our deferred compensation plan and stock incentive plan, please see the “Report on Executive Compensation” that begins on page 17 of this circular.

Appointment of Auditors

It is recommended that PricewaterhouseCoopers LLP be appointed as the auditors of the company to hold office until the next annual meeting of shareholders and that the directors be authorized to fix their remuneration. PricewaterhouseCoopers LLP have been the auditors of the company since its incorporation in 1977.

Fees payable to PricewaterhouseCoopers LLP for the years ended December 31, 2005 and 2004 were as follows:

(In millions of U.S. dollars)	2005	2004
Audit fees	$12.1	$11.4
Audit-related fees	3.0	3.0
Tax fees	6.9	6.9
All other fees	0.1	0.3
Total	$22.1	$21.6

AUDIT FEES

These audit fees were for professional services rendered for the audits of our consolidated financial statements, reviews of interim financial statements included in our quarterly reports and services that generally only the independent auditors can reasonably provide, such as comfort letters, statutory audits, consents, and assistance and review of documents filed with the SEC and Canadian securities regulatory authorities.

AUDIT-RELATED FEES

These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the “audit fees” category above. These services included Sarbanes-Oxley Section 404 advisory services, audits of our various employee benefit plans, transaction due diligence, subsidiary audits, and other services related to acquisitions and dispositions.

TAX FEES

Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate and expatriate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance for customs and duties, common forms of domestic and international taxation (i.e., tax credits, income tax, VAT, GST and excise taxes) and restructurings, mergers and acquisitions.

ALL OTHER FEES

Fees disclosed in the table above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above. These services included:

•    Insurance, transaction and benefit plan advisory services; and

•    French translations of financial statements, management’s discussion and analysis and financial information included in our annual information form, prospectuses and other offering documents.

PRE-APPROVAL POLICIES AND PROCEDURES

Our Audit Committee is responsible for overseeing the work of the independent auditors and has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. The Audit Committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided by the independent auditors. The policy gives detailed guidance to our management as to the specific types of services that have been pre-approved by the Audit Committee. The policy requires the Audit Committee’s specific pre-approval of all other permitted types of services that have not already been pre-approved. Our senior management periodically provides the Audit Committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy. The Audit Committee’s charter delegates to its Chair the authority to evaluate and approve engagements in the event that the need arises for approval between Audit Committee meetings. If the Chair approves any such engagements, he reports his approval decisions to the full Audit Committee at its next meeting. For the year ended December 31, 2005, none of the audit-related, tax or all other fees described above made use of the de minimus exception to pre-approval provisions contained in Rule 2-01(c)(7)(i)(C) of SEC Regulation S-X or Section 2.4 of the Canadian Securities Administrators’ Multilateral Instrument 52-110 (Audit Committees).

SPECIAL BUSINESS

Approval of the Thomson Deferred Compensation Plan

You are being asked to consider, and if thought fit, approve the Thomson deferred compensation plan (the Plan). As described in more detail below, the Plan allows eligible employees the ability to defer a percentage of their base salary and bonus and to allocate portions of the deferred amount to, among other investment options, deferred share units (DSUs) of our company. The Plan originally became effective in 1993, and DSUs have been issued under the Plan since 2003. On February 24, 2006, our Board approved an amended version of the Plan, subject to shareholder approval, that permits us to satisfy our obligations in respect of DSUs by issuing common shares to participants from treasury. Previously, the Plan had only permitted DSU obligations to be satisfied through open market purchases. To date, no common shares have been issued under the Plan to satisfy these obligations. The following summary of the material features of the Plan is qualified in its entirety by the terms of the Plan, a copy of which is attached as Annex A.

PURPOSE. The purpose of the Plan is to provide specified benefits to a limited group of senior management who contribute materially to the continued growth, development and future business success of Thomson.

ELIGIBILITY. A limited group of U.S.-based senior executives are eligible to participate in the Plan. As of March 1, 2006, approximately 400 people were eligible to participate in the Plan and approximately 300 people were participating.

PARTICIPATION. On an annual basis, participants in the Plan may elect to defer a percentage of their base salary, annual incentive bonus and/or long-term incentive bonus. Elections are generally effective for one full calendar year and participants cannot change their elections during the year. Participants in the Plan may allocate their deferred amounts among a variety of investment options. Certain participants in the plan are eligible to convert deferred cash and common shares receivable upon the exercise of options into DSUs. We intend to amend the Plan later this year to permit participants to convert common shares receivable upon the vesting of restricted share units (RSUs) into DSUs. Deferred cash may be converted into DSUs on the basis of the closing price of our common shares on the New York Stock Exchange, or NYSE, on the day before the deferral or conversion. These DSUs generally vest immediately. If a participant elects to hold DSUs, his or her Plan account is also credited with a 10% DSU match, which matching units generally vest over a period of four years. The DSU match becomes fully vested on death or termination of employment for disability. On cessation of employment at or after age 55, a portion of the DSU match vests. On any other cessation of employment, the DSU match is forfeited. Additional DSUs are automatically credited to participants’ accounts representing dividends that are paid on our common shares. A wholly-owned U.S. subsidiary of our company has entered into a trust agreement with a trustee under an irrevocable trust, with the amounts allocated thereto and the earnings thereon being used to satisfy obligations under the Plan.

When a participant elects to defer pay into the Plan, he or she can choose whether to receive that year’s deferral amount plus credited investment returns (i) at retirement; or (ii) after the completion of a minimum of five Plan years, which is called a short-term payout. U.S. Internal Revenue Service (IRS) rules prohibit distributions of amounts deferred prior to 2005 to “key employees” (i.e., the 50 most highly compensated officers of our company) for six months following the employee’s separation from service (other than by reason of death or disability).

SHARES AVAILABLE. If the Plan is approved, there will be an aggregate of 6,000,000 common shares available for issuance under the Plan to satisfy obligations in respect of DSUs. This amount represented approximately 0.9% of our issued and outstanding common shares as of March 1, 2006. Approximately 634,000 common shares, representing less than 0.1% of our issued and outstanding common shares, are issuable pursuant to DSUs which have been granted as of March 1, 2006. Common shares may be issued only from treasury. The Plan does not specify a maximum percentage of common shares that may be issued to insiders of our company under the Plan. Further, the Plan does not specify a maximum number of common shares that any one person is entitled to receive under the Plan. However, under our stock incentive plan, the maximum number of common shares which may be issued under plan awards held by a participant granted under the stock incentive plan and under any other share compensation arrangement of our company (i) to all “insiders” may not exceed 10% of the number of outstanding common shares at such time determined on a non-diluted basis, and (ii) to an “insider” and such insider’s “associates” during any one year period may not exceed 5% of the number of outstanding common shares at such time determined on a non-diluted basis. If an outstanding DSU expires or is terminated pursuant to the Plan, the common shares allocable to the unexercised portion of the unit shall again be available for issuance under the Plan. For more information on DSUs, see the section entitled “Participation” above.

TERMINATION OF EMPLOYMENT. The following describes the effect of termination of employment for participants other than “key employees”.

•    If a participant ceases employment at or after age 55, the vested portion of his or her Plan account will paid out according to the payment option elected. Payments begin as soon as practicable after the retirement date.

•    If a participant’s employment terminates for any reason other than retirement, disability or death, he or she will receive his or her entire Plan account amounts as a lump sum payment as soon as practicable after the termination of employment. However, if a participant is involuntarily terminated without cause, and the vested value of the participant’s Plan account is at least $100,000 when employment terminates, the retirement distribution election will govern the distribution of the Plan account.

•    If a participant becomes disabled, he or she shall continue to be treated as an employee and shall be eligible to receive his or her benefits under the rules applicable to retirement. However, the committee administering the Plan may treat him or her as a terminated employee, in which case, the vested account balance will be distributed in a lump sum as soon as practicable.

•    If a participant dies, his or her vested account balance will be paid to his or her designated beneficiary according to the payment option designated by the participant as soon as practicable.

NO RIGHTS AS SHAREHOLDERS. Other than the right to receive notional DSU dividends based on the amount of dividends that our company pays to our common shareholders, a participant who holds DSUs shall have no rights as a shareholder with respect to any DSUs credited to his or her account until such units are converted into common shares and distributed to participants.

ASSIGNABILITY. Neither a participant nor any other person shall have any right to commute, sell, assign, transfer, pledge, anticipate, mortgage or otherwise encumber, transfer, hypothecate, alienate or convey in advance of actual receipt the amounts, if any, payable under the Plan.

ADJUSTMENTS. In the event of any change in our company’s outstanding common shares by reason of a stock split, stock dividend, recapitalization, merger, consolidation, combination or exchange of shares or similar corporate change or in the event of any special distribution to our shareholders, the number of DSUs (including matching DSUs) credited to a participant’s account shall be adjusted as the committee administering the Plan determines is necessary and appropriate.

EFFECT OF CHANGE OF CONTROL. If a change of control of our company occurs, all benefits shall be distributed to participants in a lump sum. A change in control under the Plan includes the direct or indirect holdings of the Thomson family, in the voting power or fair market value of the stock of our company or any successor thereto, falling below 40%. A change of control would also occur if we sold substantially all of our assets to an unrelated third party at any time, or within a two year period.

ADMINISTRATION. The Plan is administered by Thomson Holdings Inc., a wholly-owned U.S. subsidiary of our company. Thomson Holdings Inc. may appoint agents as it deems necessary or appropriate to assist it with the operation and administration of the Plan.

AMENDMENT. To the extent required by law, regulations or stock exchange requirements, our company will obtain shareholder approval for amendments to the Plan. Subject to this limitation, Thomson Holdings Inc. may, at any time, amend or modify the Plan in whole or in part by action of its board of directors, a committee thereof, or a committee appointed to administer the Plan. However, no amendment or modification may operate to (i) decrease the value of a participant’s account balance computed as of the date the amendment or modification is approved; or (ii) effect the timing of a distribution of an account balance that is scheduled to commence on or before such date; provided, however, that Thomson Holdings Inc. may accelerate the distribution of installment payments by paying the account balance in a lump sum or in quarterly installments (annual installments in the case of DSUs).

TERMINATION. Thomson Holdings Inc. and any of its affiliates that participate in the Plan reserve the right to discontinue their respective sponsorship of the Plan and/or terminate the Plan at any time with respect to any or all of their participating employees, by action of its board of directors. The termination of the Plan shall not adversely affect any participant or beneficiary who has become entitled to any benefits under the Plan as of the date of termination; provided, however, that the participating employer of the participant shall have the right to accelerate installment payments without premium or prepayment penalty by distributing an amount equal to the participant’s account balance. Upon termination of the Plan, each participant shall become 100% vested in his or her matching DSU account.

SECTION 409A AMENDMENTS. In October 2004, the American Jobs Creation Act of 2004 was enacted which, among other things, added Section 409A to the U.S. Internal Revenue Code of 1986, as amended (the Code). Section 409A governs the taxation of nonqualified deferred compensation arrangements, including the Plan. Our Plan is structured so that Section 409A does not apply to amounts deferred and vested under the Plan prior to January 1, 2005. The attached version of the Plan applies to amounts deferred or vested through December 31, 2004. Later this year, after the U.S. Department of Treasury issues final regulations addressing Section 409A, Thomson Holdings Inc. plans to subsequently amend this Plan to bring it into compliance with Section 409A. These future amendments are solely intended to bring the Plan into compliance with applicable tax rules and will not have any effect on the issuance of common shares under the Plan.

A simple majority of votes cast, in person or by proxy, is required to approve this item.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” APPROVAL OF THE THOMSON DEFERRED COMPENSATION PLAN.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table discloses compensation earned during the last three years by our President and Chief Executive Officer, our Chief Financial Officer and our next three most highly compensated executive officers in 2005. In this section, these individuals are referred to as the named executive officers. All dollar amounts are in U.S. dollars unless otherwise indicated.

	Annual compensation					Long-term compensation
						Awards			Payouts
Name and principal position	Year	Salary ($)	Bonus ($)		Other annual compensation ($)(1)	Securities under options/SARs granted (#)		Restricted shares or restricted share units ($)(2)	Long-term incentive plan payouts ($)(3)	All other compensation ($)(4)
Richard J. Harrington	2005	1,372,000	1,413,160		262,422	—	(5)	—	1,200,259	224,306
President and	2004	1,325,000	1,446,503		222,751	325,000		—	679,905	420,910
Chief Executive Officer	2003	1,280,000	1,461,888		232,797	325,000		—	266,240	218,148

Robert D. Daleo	2005	810,000	834,300		150,663	125,000		—	706,212	124,125
Executive Vice President	2004	780,000	851,526		112,478	115,000		—	399,330	122,588
and Chief Financial Officer	2003	750,000	856,575		124,219	105,000		—	156,000	121,313

David H. Shaffer(6)	2005	1,080,000	1,699,500	(7)	562,985	50,000		—	941,616	65,047
Executive Vice President	2004	1,040,000	1,220,570		571,627	50,000		—	532,440	64,796
	2003	1,000,000	1,250,000		563,981	140,000		—	208,000	64,695

Brian H. Hall	2005	950,000	1,268,250		245,602	125,000		—	802,788	142,108
Executive Vice President of	2004	900,000	1,380,038		157,504	125,000		1,029,000	446,310	151,120
Thomson and President and Chief Executive Officer of Thomson Legal & Regulatory	2003	810,000	1,171,326		108,783	115,000		—	168,480	138,909

Ronald H. Schlosser(8)	2005	780,000	771,420		122,139	125,000		337,300	666,978	130,437
Executive Vice President of	2004	730,000	611,740		117,205	115,000		—	373,230	122,809
Thomson and President and Chief Executive Officer of Thomson Learning	2003	700,000	500,000		91,696	100,000		—	145,600	91,802

(1)  Amounts include tax reimbursements to each named executive officer related to premiums paid by our company for life insurance policies maintained on behalf of each individual. Mr. Harrington received tax reimbursements of $114,807 in 2005, $117,093 in 2004 and $119,337 in 2003. Mr. Daleo received tax reimbursements of $64,326 in 2005, $65,659 in 2004 and $66,820 in 2003. Mr. Daleo also received $37,712 in 2005 for reimbursement of club dues. Mr. Shaffer received tax reimbursements of $53,650 in 2005 and $38,300 in both 2004 and 2003. Mr. Hall received tax reimbursements of $71,957 in 2005, $73,385 in 2004 and $74,787 in 2003. Mr. Hall’s 2005 amounts also include $107,863 for travel and commuting expenses, primarily associated with his use of leased corporate aircraft as a result of an operation on his knee. Mr. Schlosser received tax reimbursements of $49,004 in 2005, $50,018 in 2004 and $50,901 in 2003. Mr. Schlosser also received $39,791 in 2005 for reimbursement of travel and commuting expenses. The amounts for 2005, 2004 and 2003 also include $466,935, $457,178 and $449,482, respectively, paid to Mr. Shaffer as compensation for living, travel and related expenses incurred as a result of working a significant distance from his family’s principal residence. These amounts also include related tax reimbursements to Mr. Shaffer. Beginning with this year’s circular, for disclosure purposes, personal use of corporate aircraft for 2005 has been valued based on the incremental variable operating cost to our company. Because our leased corporate aircraft are used primarily for business purposes, fixed costs that do not change based on usage are excluded from this calculation. The applicable 2004 and 2003 amounts in this column were calculated using the Standard Industry Fare Level (SIFL) rates determined by the U.S. Department of Transportation and published by the U.S. Internal Revenue Service. SIFL rates are used to determine the amount of compensation income that is imputed to an executive for U.S. tax purposes for personal use of corporate aircraft.

(2)  Amounts represent the dollar value of restricted share units (RSUs) issued during 2004 and 2005, based on the closing price of our common shares on the New York Stock Exchange on the grant dates multiplied by the number of RSUs granted. In 2004, we granted 30,000 RSUs to Mr. Hall. 3,000 of Mr. Hall’s RSUs vested on December 31, 2004, 4,500 RSUs vested on December 31, 2005 and 7,500 RSUs will vest on each of December 31, 2006, 2007 and 2008. In 2005, we granted 10,000 RSUs to Mr. Schlosser. One third of Mr. Schlosser’s RSUs will vest on each of May 5, 2008, 2010 and 2012.

These RSUs vest if the named executive officer is employed by our company or one of our subsidiaries on a full-time basis on the vesting date. In addition, all RSUs will vest upon the named executive officer’s death, disability or if the company that employs him ceases to be one of our subsidiaries. RSUs also accumulate additional units based on notional equivalents of dividends paid on our common shares. Additional RSUs resulting from dividends vest to the same extent as the RSUs that resulted inthe crediting of such additional RSUs.

The following table sets forth the number and the value of the RSUs held by Messrs. Hall and Schlosser as of December 31, 2005, based on the closing price of our common shares on the New York Stock Exchange on December 30, 2005, which was the last trading day of the year. RSU amounts below include additional units received from notional dividend equivalents. In 2005, we granted 621 and 172 additional units from notional dividend equivalents to Mr. Hall and Mr. Schlosser, respectively.

Name	Aggregate number of RSUs held (#)	Value ($)
B. Hall	23,143	800,748
R. Schlosser	10,172	351,951

(3)  LTIP payouts are with respect to performance periods ending on December 31 of the year shown. These payouts are typically made in the first quarter after the end of the performance period, following certification of the achievement of the performance goals. Amounts reflected in this column for 2005, 2004 and 2003 represent amounts paid pursuant to a three-year, two-year and a one-year transition performance period, respectively, in connection with the phase-in of our current LTIP. For more information on LTIP awards, please see “Long-Term Incentive Plans – Awards in 2005” on page 13 of this circular.

(4)  Amounts for 2005, 2004 and 2003 include premiums that we paid for life insurance policies on behalf of our named executive officers. We will not recover premiums paid. Please see the discussion on page 16 under the caption “Insurance Policies” for more information. The amounts in this column also include our matching contributions under our company-sponsored 401(k) savings plan and deferred compensation plan on behalf of the named executive officers. Under our deferred compensation plan,if a participant elects to convert deferred cash into DSUs, our company credits his or her plan account with a 10% DSU match, which matching units generally vest over a period of four years. Matching contributions made by our company on behalf of our named executive officers are valued in U.S. dollars on the date that the officer converted deferred cash into DSUs. No DSU matching contributions were made in 2003.

The amounts for Mr. Harrington in 2005, 2004 and 2003 include payments of premiums of $217,096, $214,389 and $212,148, respectively, in connection with his life insurance policy. Our matching contributions for Mr. Harrington under our 401(k) plan in 2005, 2004 and 2003 were $7,210, $6,150 and $6,000, respectively. In 2004, we granted 6,211 matching DSUs to Mr. Harrington with an aggregate value of $200,371 on the grant dates.

The amounts for Mr. Daleo in 2005, 2004 and 2003 include payments of premiums of $117,825, $116,438 and $115,313, respectively, in connection with his life insurance policy. Our matching contributions for Mr. Daleo under our 401(k) plan in 2005, 2004 and 2003 were $6,300, $6,150 and $6,000, respectively.

The amounts for Mr. Shaffer in 2005, 2004 and 2003 include payments of premiums of $58,747, $58,646 and $58,695, respectively, in connection with his life insurance policy. Our matching contributions for Mr. Shaffer under our 401(k) plan in 2005, 2004 and 2003 were $6,300, $6,150 and $6,000, respectively.

The amounts for Mr. Hall in 2005, 2004 and 2003 include payments of premiums of $135,682, $134,338 and $132,909, respectively, in connection with his life insurance policy. Our matching contributions for Mr. Hall under our 401(k) plan in 2005, 2004 and 2003 were $6,426, $6,182 and $6,000, respectively. In 2004, we granted 351 matching DSUs to Mr. Hall with an aggregate value of $10,600 on the grant date.

The amounts for Mr. Schlosser in 2005, 2004 and 2003 include payments of premiums of $89,363, $88,907 and $87,989, respectively, in connection with his life insurance policy. Our matching contributions for Mr. Schlosser under our 401(k) plan in 2005, 2004 and 2003 were $4,200, $3,900 and $3,813, respectively. In 2005 and 2004, we granted 1,108 and 970 matching DSUs to Mr. Schlosser with an aggregate value of $36,874 and $30,002, respectively, on the grant dates.

(5)  On February 10, 2006, we granted Mr. Harrington 265,000 options. Mr. Harrington ordinarily would have received options in December 2005 as part of our annual grant, but the Human Resources Committee of the Board of Directors required additional time to formulate a new long-term incentive plan design. In addition to these options, Mr. Harrington also received 50,000 performance restricted share units (PRSUs) in February 2006. For more information on Mr. Harrington’s options and PRSUs, please see “Option/SAR Grants in 2005” on page 13 of this circular, as well as “Chief Executive Officer’s Compensation” beginning on page 24 of this circular.

(6)  Mr. Shaffer was Executive Vice President of Thomson and Chief Executive Officer of Thomson Financial until 2005, when he relocated to our corporate center.

(7)  Mr. Shaffer’s annual bonus amount for 2005 includes $309,000 paid as a result of a special bonus arrangement entered into in December 2004 in lieu of him receiving a greater number of stock options as part of our 2004 annual option grant. For more information on this bonus arrangement, please see “Annual Cash Incentive Bonus” on page 19 of this circular.

(8)  Mr. Schlosser was Executive Vice President of Thomson and President and Chief Executive Officer of Thomson Scientific & Healthcare until November 2002.

Long-Term Incentive Plans – Awards in 2005

The following table sets forth information regarding long-term incentive awards that we made in 2005 under our incentive bonus plan. For more information about our incentive bonus plan, please see page 19 of this circular.

Name	Securities, units or other rights (#)	Performance or other period until maturation or payout	Estimated future payouts under non-securities price-based plans
			Threshold ($)	Target ($)	Maximum ($)
Richard J. Harrington	—	2005–2007	41,160	823,200	1,646,400
Robert D. Daleo	—	2005–2007	24,300	486,000	972,000
David H. Shaffer	—	2005–2007	32,400	648,000	1,296,000
Brian H. Hall	—	2005–2007	28,500	570,000	1,140,000
Ronald H. Schlosser	—	2005–2007	23,400	468,000	936,000

Each named executive officer is eligible to receive a bonus equal to a percentage of his annual base salary based on our company meeting certain adjusted earnings per share (EPS) growth targets. For the 2005 through 2007 period, the target payout is 60% of the participant’s average earned base salary during the three-year period. Total bonuses cannot exceed 200% of the target award. Future payout amounts are estimated using 2005 base salaries.

Option/SAR Grants in 2005

The following table sets forth information concerning grants of options in 2005 under our stock incentive plan to our named executive officers. We did not grant any phantom stock units to our named executive officers in 2005. For more information about our stock incentive plan, please see pages 21 and 22 of this circular.

Name	Securities under options/SARs granted (#)	% of total options/SARs granted to employees in 2005	Exercise or base price ($/security)	Market value of securities underlying options/SARs on the date of grant ($/security)	Expiration date
Richard J. Harrington(1)	—	—	—	—	—
Robert D. Daleo	125,000	3.7%	US$35.13	US$35.13	December 4, 2015
David H. Shaffer	50,000	1.5%	US$35.13	US$35.13	December 4, 2015
Brian H. Hall	125,000	3.7%	US$35.13	US$35.13	December 4, 2015
Ronald H. Schlosser	125,000	3.7%	US$35.13	US$35.13	December 4, 2015

(1)  On February 10, 2006, we granted Mr. Harrington 265,000 options with an exercise price of US$37.73 per option. The options expire on February 9, 2016. Mr. Harrington ordinarily would have received options in December 2005 as part of our annual grant, but the Human Resources Committee of the Board of Directors required additional time to formulate a new long-term incentive plan design. If Mr. Harrington’s 265,000 options had been awarded during 2005, the relevant percentages of all options/SARs granted to employees in 2005 would have been as follows for each named executive officer: Mr. Harrington – 7.3%; Messrs. Daleo, Hall and Schlosser – 3.4%; and Mr. Shaffer – 1.4%.

Aggregated Option/SAR Exercises in 2005 and Financial Year-End Option/SAR Values

The following table provides information on option and stock appreciation right (SAR) exercises in 2005 by each of our named executive officers, and the value of each officer’s unexercised options and phantom stock units as of December 31, 2005. During 2005, Messrs. Harrington, Daleo and Hall exercised phantom stock units that were about to expire. None of our named executive officers exercised options in 2005. We have not repriced any options granted under our stock incentive plan or units allocated under our phantom stock plan. The value of unexercised in-the-money options and rights is the difference between the exercise price of the options and rights and the closing price of our common shares on December 31, 2005.

Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Unexercised options/SARs at December 31, 2005 (#) exercisable/unexercisable	Value of unexercised in-the-money options/SARs at December 31, 2005($) exercisable/unexercisable
Richard J. Harrington	120,000	1,508,008	2,016,250/487,500	4,633,766/1,079,000
Robert D. Daleo	25,000	416,483	503,000/290,000	873,642/354,900
David H. Shaffer	—	—	960,500/192,500	1,174,808/408,100
Brian H. Hall	65,001	1,108,905	570,000/305,000	945,342/388,100
Ronald H. Schlosser	—	—	430,500/286,250	990,389/341,450

Equity Compensation Plan Information

The following table provides information as of December 31, 2005 regarding common shares of our company that may be issued under our existing equity compensation plans. Our stock incentive plan is currently the only compensation plan under which common shares of our company have been authorized for issuance. For more information about this plan, please see pages 21 and 22 of this circular.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights		(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders:
Cdn$ stock options	5,451,664	Cdn$49.67		—
US$ stock options	10,469,989	US$32.62		—
US$ restricted share units	223,715	N/A	(1)	—
Total	16,145,368	—		22,991,887
Equity compensation plans not approved by security holders	—	—		—
Total	16,145,368	—		22,991,887

(1)  Unlike stock options, restricted share units do not have an applicable exercise price.

Pension and Other Retirement Benefits

We provide pension and other retirement benefits to our named executive officers, primarily under a pension plan, a retirement plus plan and supplemental executive retirement plans, or SERPs.

PENSION PLAN. The pension plan in which the named executive officers participate is a defined benefit plan funded by one of our wholly-owned U.S. subsidiaries that is qualified under U.S. federal income tax laws. Benefits under our U.S. qualified pension plan are subject to a maximum annual benefit based on eligible compensation limits set forth by the U.S. Internal Revenue Service. In 2005, the eligible compensation limit was US$210,000 and the maximum annual benefit that could be accrued under the pension plan was US$170,000.

RETIREMENT PLUS PLAN. Our retirement plus plan is an unfunded, non-qualified defined benefit plan that provides a supplemental benefit above the limits imposed by the U.S. Internal Revenue Service, with a maximum annual benefit based on an eligible compensation limit of US$300,000. Amounts under the retirement plus plan are paid from our company’s general assets.

SERPS. The SERPs are also unfunded, non-qualified defined benefit pension plans under which benefits are paid from our company’s general assets. SERP benefits supplement amounts received by the named executive officers under our other defined benefit plans (i.e., the pension plan and retirement plus plan) and our defined contribution plans, which are funded by company contributions and earnings attributable to such contributions. All of our named executive officers are currently eligible to receive SERP benefits as each of them is at least 55 years old and has at least 10 years of credited service.

The combined annual benefit for each named executive officer is a pension equal to a percentage of his final base salary, commencing on the later of the named executive officer reaching age 62 or his retirement or termination of employment. This percentage of final base salary is 60% for Messrs. Harrington, Daleo and Shaffer and 50% for Messrs. Hall and Schlosser. The benefit amount will be reduced by 5% for each year by which retirement precedes age 62. Given their ages and years of credited service with our company, if a named executive officer is terminated without cause, there would be no reduction to the benefitamount. In certain circumstances, a named executive officer will be entitled to his pension upon disability. The annual benefit is payable for life, with a spousal survivor pension of 50% of the named executive officer’s pension. Annual benefit amounts are not subject to reductions for social security benefits.

The table below sets forth the annual service cost and total accrued pension obligation, respectively, for each named executive officer for the plan year ended September 30, 2005 (our plans’ measurement date).

Name	Annual service cost ($)	Accrued pension obligation ($)
Richard J. Harrington	527,000	13,523,000
Robert D. Daleo	367,000	4,887,000
David H. Shaffer	1,102,000	8,815,000
Brian H. Hall	217,000	5,544,000
Ronald H. Schlosser	307,000	3,630,000

The annual service cost of these future benefits represents the actuarial value of the projected pension benefit earned throughout the plan year. The total accrued pension obligation represents the actuarial value of the projected pension benefit as of September 30, 2005, earned for all credited service to date. We determined these values using the same actuarial assumptions as those used to determine the 2005 service cost (which is a component of net periodic pension cost) and year-end pension plan obligations, respectively, in note 16 to our 2005 consolidated financial statements.

The following table shows the estimated annual retirement benefits that would be payable to our named executive officers under the SERPs on a single life annuity basis, based on normal retirement at 62 with 10 or more years of credited service. This table assumes no reduction under the SERPs for other company-funded retirement benefits (including the pension plan and the retirement plus plan). As of March 1, 2006, all of our named executive officers had at least at least 10 years of credited service.

	Annual benefit
Base salary	50%(1)	60%(2)
$700,000	$350,000	$420,000
$800,000	$400,000	$480,000
$900,000	$450,000	$540,000
$1,000,000	$500,000	$600,000
$1,100,000	$550,000	$660,000
$1,200,000	$600,000	$720,000
$1,300,000	$650,000	$780,000
$1,400,000	$700,000	$840,000
$1,500,000	$750,000	$900,000

(1)  Percentage of base salary applicable for Messrs. Hall and Schlosser.

(2)  Percentage of base salary applicable for Messrs. Harrington, Daleo and Shaffer.

401(k) Savings Plan

We maintain a 401(k) savings plan that covers our U.S. employees, including substantially all of our senior executives and all of our named executive officers. This plan is a tax-qualified company-sponsored retirement savings plan under which participating employees may contribute up to 16% of their compensation on a before-tax basis. We also make a matching contribution to amounts contributed by participating employees. During 2005, the maximum before-tax contribution that could be made by a participating employee was $14,000 per year (or $18,000 per year for certain participants age 50 and over). For more information on matching contributions made to our named executive officers, please see pages 11 and 12 of this circular.

Insurance Policies

We have acquired life insurance policies for Messrs. Harrington, Daleo, Hall and Schlosser. Each policy has a death benefit of approximately five times the highest annual base salary payable to the named executive officer during the last five years of employment with our company. All premiums that we paid prior to the enactment of the Sarbanes-Oxley Act for the non-term life portion of the policies will be repaid to us following the retirement or death of the named executive officer. Because of the uncertainty created by provisions of the Sarbanes-Oxley Act prohibiting certain loans to executive officers, we modified our arrangements with our named executive officers. As a result of this, we will not recover premiums paid in 2003 and subsequent years. We have agreed to reimburse Messrs. Harrington, Daleo, Hall and Schlosser for imputed taxes on their policies. Mr. Shaffer has a separate life insurance arrangement on which we also pay premiums and reimburse him for related taxes.

We provide group life insurance to certain of our U.S. employees in the amount of their annual salary up to $400,000.

Messrs. Harrington, Daleo, Shaffer and Schlosser also participate in this plan.

Employment Agreements

Each named executive officer is a party to an employment agreement. Except as set forth below, if any of them is terminated without cause, he will receive a payment based on his final base salary. In the case of Mr. Harrington, the payment is the lesser of (i) three times his final base salary as of the effective date of termination and (ii) his final base salary as of the effective date of termination paid through age 62. For each of Messrs. Daleo, Hall and Schlosser, the payment is two times his final base salary. For Mr. Shaffer, the payment is two and one-half times his final base salary.

Notwithstanding any terms in our plans to the contrary, if any named executive officer except for Mr. Hall is terminated without cause, 50% of all unvested awards granted to such executive under our stock incentive plan (such as stock options or RSUs) and units granted to the executive under the phantom stock plan would immediately vest and become exercisable and the balance would be forfeited. Such named executive officer would have six months following the effective date of termination to exercise all exercisable awards and units. Alternatively, our company may, at its discretion, determine that all such awards or units (whether or not vested) shall be deemed to have expired at the effective date of termination, in which case our company would pay the named executive officer an amount equal to the value of all vested units and awards and 50% of all unvested units and awards as of the effective date of termination. Please see page 22 of this circular for information on the extended option vesting arrangement that is contemplated for Mr. Hall.

If a named executive officer is terminated without cause, any management incentive to which the named executive officer would otherwise be entitled pursuant to any bonus plan in which he participated prior to the effective date of termination would be prorated through the effective date, except that any bonuses due under long-term incentive plans shall be payable in accordance with the terms of such plans.

If a named executive officer is terminated without cause, certain medical and dental benefits and insurance, automobile allowances and eligibility in the deferred compensation plan will continue during any severance period in which a named executive officer remains unemployed. Other employee benefits will end as of the effective date of termination. Please see the section of this circular entitled “Pension and Other Retirement Benefits” beginning on page 15 for more information on treatment of our named executive officers’ pension benefits in connection with a termination without cause. If a named executive officer is terminated without cause, his SERP benefits would be payable following the completion of any severance payments owed under his employment agreement. Each named executive officer has also agreed not to compete with our company or solicit employees to leave our company for a period of time following termination.

REPORT ON EXECUTIVE COMPENSATION

Overview

The Human Resources Committee of the Board is responsible for reviewing our company’s overall compensation policies and has furnished the following report on executive compensation for 2005.

Our executive compensation structure ensures that compensation is aligned with our company’s strategic and financial objectives and encourages executives to achieve exceptional performance. We reward both individual and corporate performance, primarily over the long term, but also in the short term. We expect to pay exceptional compensation for superior performance, and outstanding executives have the opportunity to achieve substantial earnings. Compensation for executives reflects:

•    the functions they perform;

•    their value and contribution to our company;

•    their experience and the quality of their individual performance;

•    their capacity to improve the financial performance of our company;

•    their enthusiasm and loyalty; and

•    above all, their ability to create value for our shareholders.

The Human Resources Committee seeks to ensure that our company’s compensation and benefits policies attract, motivate and retain key employees needed to support our financial, operational and strategic growth and success. We believe that this principle also creates and sustains a competitive advantage in a labor market that translates to leadership and innovation in our key markets. We therefore believe it is important to provide an opportunity for our senior executives to be compensated in the top quartile of the compensation paid by our competitors when superior results are achieved, taking into account the nature of the position, responsibilities, skills and experience of the executive, and his or her performance.

In 2005, the Human Resources Committee engaged an independent consulting firm, Frederic W. Cook & Co., Inc., to analyze our executive compensation structure and its form to ensure our company is competitive in this regard. The Cook firm reviewed our executive compensation program and provided guidance and analysis on plan design and market trends and practices. The Cook firm concluded that our program generally provides executives with competitive compensation opportunities, links compensation to performance and value creation, and is efficient from an accounting standpoint. Utilizing guidance from the Cook firm, the Human Resources Committee made several changes to our company’s ongoing incentive plans, most notably the adoption of a share unit-based multi-year incentive plan and the introduction of a return on invested capital (ROIC) metric in this bonus program. In 2005, the Human Resources Committee also utilized and relied upon independent market survey data that Towers Perrin provided to our company regarding executive compensation for organizations of comparable size and scope with which our company is most likely to compete for executive talent. The Human Resources Committee then used this data as part of its due diligence in determining salary and target bonus amounts. As most of our company’s senior executives are based in the United States, the group of companies used for comparative purposes typically represents a mix of primarily U.S. media and general industry companies and includes other information companies with which we compete.

Total Compensation

A senior executive’s target total compensation typically comprises a base salary, annual and long-term incentive bonus payments based on performance, and grants of long-term equity-based incentives. In determining the mix and relative weighting of cash (base salary and bonus) versus equity-based incentives, we consider the appropriate proportion of compensation that should be at risk based on the executive’s ability to affect and influence our short and long-term results as well as the compensation mix for similar positions at comparable companies. As senior executives approach retirement age, there is generally less emphasis placed on long-term incentives. The Human Resources Committee believes this mix and weighting aligns the interests of executives with those of shareholders, provides significant cash incentives and assists in keeping our company competitive in the market for high-quality executives.

The table below shows the percentage that each component comprised of our named executive officers’ target total direct compensation during 2005.

	Percentage of target total direct compensation
		Annual cash	Long-term cash	Long-term equity
Name	Base salary	incentive bonus(1)	incentive bonus	incentives(2)	Total
Richard J. Harrington	25%	25%	15%	35%	100%
Robert D. Daleo	27%	27%	16%	30%	100%
David H. Shaffer	29%	44%	17%	10%	100%
Brian H. Hall	27%	33%	16%	24%	100%
Ronald H. Schlosser	27%	27%	16%	30%	100%

(1)   Reflects Mr. Shaffer’s special annual cash incentive bonus award in addition to his regular annual cash incentive bonus award. Please see “Annual Cash Incentive Bonus” on page 19 of this circular for more information.

(2)   Reflects the 265,000 options granted to Mr. Harrington in February 2006, as if they were granted in December 2005 at the same time and at the same Black-Scholes value as the options awarded to the other named executive officers. Please see “Chief Executive Officer’s Compensation” beginning on page 24 of this circular for more information. Excludes the special grant of RSUs awarded to Mr. Schlosser in May 2005.

Base Salary

Base salary is determined annually by reference to an executive’s performance and salaries prevailing in the relevant market. Generally, as in the past, increases in 2005 base salary were determined primarily by the performance of our company, of the market group in which the executive works, and of the executive. For an executive in one of our company’s market groups, the most heavily weighted factors were the performance of that executive and that group. For an executive with corporate-wide responsibilities, the most heavily weighted factors were the performance of that executive and the performance of our company as a whole. In the past few years, most of our executives have had annual salary increases in the 3–5% range.

The Human Resources Committee annually approves changes in base salary for senior executive officers, including the named executive officers. Salaries for our named executive officers (other than Mr. Harrington) are established in part on the basis of recommendations by Mr. Harrington and on the basis of the Board’s and Human Resources Committee’s assessments of the executives’ respective performance. Mr. Harrington’s salary is based on the Board’s and Human Resources Committee’s assessment of Mr. Harrington’s performance. The most recent salary reviews took place in December 2005 and January 2006.

Annual Cash Incentive Bonus

We use annual cash incentive bonus awards to motivate and reward senior executives for achievement of specified levels of financial and/or individual performance. Different types of bonus awards are often granted to compensate individual executives, but all focus on superior performance. Each market group establishes awards within parameters we set that take into account the market conditions of the particular group. The awards are typically designed to reward the individual executive for the direct contribution that he or she can make to our company or his or her market group. In 2005, at the most senior levels, these awards were related to increases in revenue, adjusted operating profit and/or return on invested capital (ROIC) meeting or exceeding specific predetermined targets set by the Board with reference to our company’s financial, strategic and operational plans and objectives. Specific minimum growth hurdles for both revenue and adjusted operating profit must be met in order for an executive to receive above-target payouts. Total bonuses cannot exceed 200% of the target award.

In 2005, the annual cash incentive bonuses for each of our named executive officers were weighted 35% based on revenue growth and 65% based on adjusted operating profit growth. Under the bonus terms, annual cash incentive bonuses could be increased or decreased by up to 20% based on ROIC performance.

In February 2006, in order to increase our focus on the importance of free cash flow, which we view as an important metric of our performance, we changed the design of future annual cash incentive bonus awards for each of our named executive officers to be weighted 45% based on revenue growth, 45% based on adjusted operating profit growth and 10% based on free cash flow growth.

In December 2004, in lieu of receiving a greater amount of stock options as part of our annual grant, Mr. Shaffer was granted a special annual cash incentive bonus award in addition to his regular annual cash incentive bonus award. Under the special award, Mr. Shaffer’s target bonus was $600,000 (payable in two installments) based on our revenue and adjusted operating profit growth for 2005. Performance was weighted in the same manner as described above for the regular annual bonus. The threshold amount for 2005 was met and Mr. Shaffer earned a bonus of $618,000. The first payout of $309,000 occurred in March 2006. The second payout of the same amount will be made to Mr. Shaffer in March 2007. Mr. Shaffer was granted a similar award in December 2005 in lieu of receiving a greater amount of stock options that month. Under the new award grant, Mr. Shaffer’s target bonus is $300,000 based on our revenue, adjusted operating profit and free cash flow growth for 2006. The maximum payout in 2007 to Mr. Shaffer for this award is $600,000.

The Human Resources Committee approved 2005 awards for senior executive officers. Mr. Harrington or the chief executive officer of the relevant market group generally approved 2005 awards for other executives, subject to the guidelines imposed by the Human Resources Committee.

Long-Term Incentive Bonus

We have granted a number of cash-based long-term incentive bonus awards to our key senior executives. The performance periods for the awards are typically three years in duration, coinciding with our company’s operating planning cycles. Payments of long-term incentive awards are not made unless predetermined targets are met. Award opportunities established in 2005 were measured by the cumulative compound growth of our adjusted earnings per common share (EPS) for a three-year plan period beginning on January 1,2005 and ending on December 31, 2007. For our named executive officers, the target award for this performance period is 60% of average earned base salary during the three year period. Total bonuses cannot exceed 200% of the target award. Please see “Long-Term Incentive Plans – Awards in 2005” on page 13 for more information.

In February 2006, we modified the structure of our long-term incentive bonus awards in an effort to better align these awards with key drivers of total shareholder return. For new awards, we began issuing performance restricted share units (PRSUs) to certain senior executives who receive long-term incentives. PRSUs vest after approximately three years, and entitle the holder to receive Thomson common shares if performance goals are met. At the time that the PRSUs vest, the number of units to be redeemed for common shares may increase, decrease or remain the same depending on our company’s performance over the three-year period. The final number of PRSUs that vest will vary from 0% to 200% of the initial number awarded, based 50% on our company’s adjusted EPS growth and 50% on our company’s ROIC performance over the three-year performance period. For our named executive officers except for Mr. Harrington, the target award for this performance period is 60% of average earned base salary during the three year period. PRSUs will also accumulate additional units based on notional equivalents of dividends paid on our common shares.

Deferred Compensation Plan

A group of key executives is eligible to participate in our deferred compensation plan, which allows participants to voluntarily defer a percentage of annual base salary and annual and long-term cash incentive bonuses. Irrevocable elections to participate in this plan must be made before the beginning of the fiscal year. Certain participants in the plan are eligible to convert deferred cash into DSUs. Deferred cash may be converted into DSUs on the basis of the closing price of our common shares on the NYSE on the day before the deferral or conversion. If a participant elects to hold DSUs, our company credits his or her plan account with a 10% DSU match, which matching units generally vest over a period of four years. DSUs also accumulate additional units based on notional equivalents of dividends paid on our common shares. If our company is required to redeem DSUs for common shares, we are required to purchase the shares on the open market. If the item of special business related to the deferred compensation plan is approved at this meeting, we will be able to issue new common shares to satisfy our DSU obligations to participants. More information on the deferred compensation plan is available on pages 8 through 10 of this circular.

Equity-Based Compensation Plans

Our equity-based compensation plans consist of a stock incentive plan and a phantom stock plan.

STOCK INCENTIVE PLAN. Our stock incentive plan provides for the grant of non-qualified stock options, incentive stock options (ISOs), stock appreciation rights (SARs) and awards of RSUs, common shares and other awards that are valued in whole or in part by reference to, or are otherwise based on, the fair market value of the common shares of our company at the date of the grant. To date, we have issued only stock options and RSUs under the plan. Any employee or officer of our company (as may be determined by the Human Resources Committee) may be a participant in the plan. Non-employee directors are not eligible to participate in the plan.

At its December 2005 meeting, the Human Resources Committee reviewed analyses and recommendations of our senior management regarding option grants. In 2005, we made annual option grants to approximately 260 employees in amounts based on their position with our company, as adjusted for performance. From time to time, we also grant options to new executives, in connection with promotions and to reward exceptional performance.

In 2005, we granted 3,112,846 options and 201,194 RSUs. This represented approximately 0.5% of our common shares outstanding as of December 31, 2005. As of December 31, 2005, total options and RSUs outstanding represented approximately 2.5% of our common shares outstanding.

All options granted in 2005 vest 25% per year over four years. The exercise prices for options granted in 2005 were based on the closing price of our common shares on the day before the grant. Since we amended the stock incentive plan in May 2005, we have been using the closing price of our shares on the NYSE. Options currently expire no later than 10 years from the grant date.

RSUs entitle executives to receive common shares of our company at a future date or dates upon satisfaction of certain terms and conditions, including, for example, continued full-time employment with our company or one of our subsidiaries on the vesting dates. In 2006, we began to issue RSUs that also have performance conditions, which we refer to in this circular as PRSUs. For moreinformation, see “Long-Term Incentive Bonus” on page 20. RSUs accumulate additional units based on notional equivalents of dividends paid on our common shares. Vesting dates for RSUs granted in 2005 ranged from three to seven years.

Options and RSUs are subject to early expiration or vesting in certain circumstances, including death, disability, retirement and termination.

•      Options cease to be exercisable in the event that a participant ceases to be an employee or officer of our company or a subsidiary for any reason other than death, retirement, disability or the employer of the participant ceasing to be a subsidiary of our company. If the participant ceases to be an employee or officer of our company or a subsidiary for any of the reasons listed as exceptions immediately above, the options held by such participant become exercisable and remain exercisable for a period of between three months and one year after such date depending upon the circumstances and, in the case of early retirement, subject to a specified reduction in the number of common shares for which such option is exercisable.

•      For time-based RSUs, in the event that a participant ceases to be an employee or officer as a result of early retirement or for any reason other than death, normal retirement, disability or the employer of the participant ceasing to be a subsidiary of our company, all unvested time-based RSUs are forfeited effective immediately upon the occurrence of such event. If a participant ceases to be an employee or officer as a result of death, normal retirement, disability or by reason of the employer of the participant ceasing to be a subsidiary of our company, all unvested RSUs vest in full effective immediately upon the occurrence of such event.

•      For PRSUs, in the event that a participant ceases to be an employee or officer for any reason other than death, retirement, disability or the employer of the participant ceasing to be a subsidiary of our company, all PRSUs are forfeited immediately upon the occurrence of such event. If a participant ceases to be an employee or officer as a result of death, retirement, disability or the employer of the participant ceasing to be a subsidiary of our company, PRSUs vest in proportion to the participant’s active service as an employee (measured in calendar days) during the period commencing on the grant date and ending on the vesting date, and the PRSUs become fully vested on the vesting date. For PRSUs awarded in 2006, the vesting date is approximately three years from the grant date.

The stock incentive plan contains the following limitations:

•      The maximum number of common shares that may be issued under the plan is 40,000,000 (provided that not more than 4,000,000 common shares may be issued under grants other than stock options, SARs or RSUs).

•      The maximum number of common shares that may be issued under plan awards held by any one person under the plan cannot exceed 5% of our outstanding common shares determined on a non-diluted basis. The maximum number of common shares for which plan awards may be granted and which may be otherwise awarded under the stock incentive plan to any individual during any one year period is 2,000,000.

•      The maximum number of common shares that may be issued under plan awards held by a participant granted under the plan and under any other share compensation arrangement of our company (i) to all “insiders” may not exceed 10% of the number of outstanding common shares at such time determined on a non-diluted basis, and (ii) to an “insider” and such insider’s “associates” during any one year period may not exceed 5% of the number of outstanding common shares at such time determined on a non-diluted basis.

•      The maximum number of common shares that may be issued through ISOs under the stock incentive plan may not exceed 4,000,000.

In 2005, our shareholders approved an amendment to the plan which provides the Human Resources Committee with discretion to extend the period during which some plan participants would be entitled to exercise their options (other than ISOs), that are vested at the time of termination of employment for up to 36 months after ending their employment with our company. The Human Resources Committee will have the authority to extend the exercise period only if (1) the exercise period does not extend beyond the earlier of (x) 36 months after the participant ceases to be an employee of our company and (y) the stated termination or expiration date and (2) such extension of the exercise period could not reasonably be expected to cause adverse tax consequences to any participant under Section 409A of the U.S. Internal Revenue Code and the regulations and guidance issued by the Department of the Treasury thereunder. In the future, if the conditions described immediately above can be satisfied in the absolute discretion of the Human Resources Committee, the Human Resources Committee intends to provide Mr. Hall with such an arrangement with respect to all of his currently outstanding options.

The Board may amend or suspend the stock incentive plan or any portion thereof, subject to any required regulatory approval. To the extent required by law, regulations or stock exchange requirements, our company will obtain shareholder approval for amendments. However, no such amendment or suspension may materially and adversely affect any right granted under the plan without the consent of the affected participant, except as required by law.

We have been expensing stock incentive plan awards in our financial statements since 2003.

Information about grants under the stock incentive plan to our named executive officers is provided on page 13 under “Option/SAR Grants in 2005.”

PHANTOM STOCK PLAN. If tax or securities regulations make it impracticable to make grants under the stock incentive plan, we may allocate units under our phantom stock plan to executive officers and senior employees of our company and our subsidiaries. After being employed with our company for a prescribed length of time, a holder of units is entitled to a cash payment based on the number of units and the increase, if any, in the market price of our common shares from the date of grant. We did not grant any phantom stock units to our named executive officers in 2005. We did, however, grant phantom stock units to other employees of our company who are based outside of the United States.

Allocations under both the stock incentive plan and the phantom stock plan utilize multi-year vesting schedules, which are intended to encourage executive retention and provide strong incentives for superior long-term future performance. A principal attraction of these plans is that they link compensation to shareholders’ interests because the value of the awards to our executives is directly linked to our stock price.

Generally, in determining whether and how many grants to make under the stock incentive plan and allocations under the phantom stock plan, the Human Resources Committee does not take into account the amount of previous allocations under the plans. Rather, the Human Resources Committee makes grants with a view to providing competitive total target compensation packages, in which long-term equity should be balanced against short-term compensation opportunities. The Human Resources Committee does not consider it relevant whether an executive has exercised options or units previously granted.

Employee Stock Purchase Plan

In the fourth quarter of 2005, we launched a new U.S. employee stock purchase plan, under which eligible employees may purchase common shares of our company at a 15% discount. Each of the named executive officers is eligible to participate in the plan. Employees who participate may contribute 1% to 10% of their eligible compensation through after-tax payroll deductions. On the last business day of each quarter, we use employees’ accumulated payroll deductions to purchase common shares for them. We plan to launch a similar employee stock purchase plan in Canada and the United Kingdom later this year. In the second half of 2005 and in early 2006, we made certain administrative amendments to these plans. These amendments were within the discretionary authority of the Board of Directors under the terms of the plans and did not require shareholder approval.

Share Ownership

We believe that the use of long-term equity-based incentive compensation programs further aligns the interests of our senior executives with those of our shareholders, and also enables them to share in the long-term growth and success of our company. In 2002, we approved share ownership guidelines for some of our senior executives that require them to maintain an equity interest in our company with a value equal to a multiple of their salary. In 2006, we increased the salary multiples of our guidelines. The highest current multiple is five times salary and the lowest is one times salary. The values of DSUs and common shares acquired pursuant to our deferred compensation plan, company-sponsored 401(k) retirement savings plan and employee stock purchase plans count toward meeting the share ownership requirement. Unvested RSUs and PRSUs do not count toward the guidelines. There is no longer a deadline for complying with the share ownership requirements. Under our current share ownership guidelines, each named executive officer is expected to retain a specified percentage of the shares that he acquires (after applicable tax withholdings) through option exercises and the vesting of RSUs and PRSUs until he has attained the share ownership requirements. Mr. Harrington is currently required to retain 100% of the common shares that he acquires, and the other named executive officers are currently required to retain 50% of the common shares that they acquire.

Our named executive officers will be required to meet the following share ownership guidelines:

Name	Base salary multiple
Richard J. Harrington	5	x
Robert D. Daleo	3	x
David H. Shaffer	3	x
Brian H. Hall	3	x
Ronald H. Schlosser	3	x

Chief Executive Officer’s Compensation

The structure of Mr. Harrington’s compensation is similar to that of other senior executives of our company. In setting Mr. Harrington’s compensation, the Human Resources Committee uses the same philosophy and guiding principles described above and refers to publicly disclosed executive compensation information to ascertain that the amount is competitive with amounts paid to chief executive officers of businesses of comparable size and in comparable markets. As Mr. Harrington is based in the United States, the group of companies used for comparative purposes represents a mix of primarily U.S. media and general industry companies including other information companies with which we compete. For 2005, Mr. Harrington received an increase in his annual salary, based on merit, of 3.5%. His resulting annual salary in 2005 was $1,372,000.

Mr. Harrington’s compensation also includes equity-based compensation awards under our stock incentive plan and annual and long-term incentive bonus awards. Similar to those of our other named executive officers, Mr. Harrington’s annual incentive bonus for 2005 was weighted 35% based on our company’s revenue growth and 65% based on adjusted operating profit growth, subject to upto a 20% increase or decrease based on ROIC performance. Mr. Harrington’s long-term cash incentive bonus for 2005 related to the cumulative compound EPS growth of our company during 2004 and 2005. Based on our company’s performance, Mr. Harrington earned a 2005 annual cash incentive bonus of $1,413,160 and a long-term cash incentive bonus of $1,200,259.

Mr. Harrington ordinarily would have received options as part of our annual grant in December 2005, but the Human Resources Committee needed additional time to formulate his long-term equity-based incentive award. In February 2006, Mr. Harrington was granted 265,000 options and 50,000 PRSUs. As a result, Mr. Harrington’s long-term incentive opportunity is now split approximately 50% between options and PRSUs. Mr. Harrington’s options vest 25% per year over a four year period. Mr. Harrington’s PRSUs vest after approximately three years, and entitle him to receive Thomson common shares if performance goals are achieved. 50,000 PRSUs represents Mr. Harrington’s target award. At the time that these PRSUs vest in 2009, the number of units to be redeemed for common shares may increase, decrease or remain the same depending on our company’s performance over the three-year period ending December 31, 2008. The final number of PRSUs that vest will vary from 0% to 200% of the initial number awarded, based 50% on our company’s adjusted EPS growth and 50% on our company’s ROIC performance over the three-year performance period. Mr. Harrington’s PRSUs will also accumulate additional units based on notional equivalents of dividends paid on our common shares.

The Human Resources Committee reviewed Mr. Harrington’s performance in 2005, considering strategic, financial and operational components. Under Mr. Harrington’s leadership in 2005:

•      Thomson delivered another year of solid financial performance. In particular, our company achieved an 8% increase in revenues, a 40 basis point improvement in adjusted operating profit margin, and free cash flow continued to grow. In 2005, the company posted significantly higher organic growth, with each of the four market groups contributing to the increase. Our electronic, software and services businesses achieved 12% revenue growth in 2005, and now comprise nearly 70% of our total revenues. Our company continued to drive costs out of the business and improve operating efficiencies.

•      Our company was successful in further developing and deploying innovative workflow solutions that meet our customers’ needs. In Thomson Legal & Regulatory, Westlaw Litigator further penetrated the corporate litigation market. Thomson Learning was successful in integrating a new platform which will be leveraged across its businesses to develop courseware, consolidate the production organization and establish standardized workflows. Thomson Financial completed the rollout of more than 24,000 workstations to Merrill Lynch brokerages across the United States and its TradeWeb business processed a record number of trades over its online fixed income trading network. Thomson Scientific & Healthcare successfully launched Thomson Pharma.

•      Mr. Harrington also was instrumental in initiating important senior management changes and succession planning. The Human Resources Committee believes that these and other changes have strengthened our company’s senior management structure andhave led to the right team to ensure our continued success.

The Human Resources Committee believes that Mr. Harrington’s compensation structure is consistent with compensation programs offered by the company’s significant competitors, aligns Mr. Harrington’s interests with the interests of shareholders and appropriately compensates Mr. Harrington for the long-term success of the company.

Composition of the Human Resources Committee

The Human Resources Committee approves the compensation of the named executive officers and other senior executive officers of the company. This report on executive compensation is presented by the Human Resources Committee, the members of which are set out below.

Steven A. Denning (Chair)

W. Geoffrey Beattie

V. Maureen Kempston Darkes

Richard M. Thomson

John A. Tory

All of the Human Resources Committee members except for Messrs. Beattie and Tory have been determined by the Board of Directors to be independent. Messrs. Beattie and Tory are both executive officers of Woodbridge and its affiliates. Mr. Beattie is also the Deputy Chairman of our Board. Mr. Tory is a former Deputy Chairman of our Board and a former officer of some of our subsidiaries. Please see “Statement of Corporate Governance Practices – Independent Directors” on page 29 for more information.

PERFORMANCE GRAPH

The graph below compares the cumulative total shareholder return, assuming reinvestment of dividends, on Cdn$100 invested in our shares on December 31, 2000 with the cumulative total return of the S&P/TSX Composite Index and the S&P 500 Composite Index over the same period. S&P 500 Composite Index values were translated into Canadian dollars using year-end exchange rates.

Cumulative Value of a Cdn$100 Investment

	Years ended December 31 (Cdn$)
	2000	2001	2002	2003	2004	2005
Thomson common shares	100	86	77	89	82	79
S&P/TSX Composite Index	100	87	77	97	111	138
S&P 500 Composite Index	100	94	72	76	78	80

COMPENSATION OF DIRECTORS

The table below sets forth the annual retainers and attendance fees paid to our non-management directors in 2005.

2005 ($)
Annual director retainer	60,000
Annual retainer for Human Resources and Corporate Governance Committee Chairs	5,000
Annual retainer for Audit Committee Chair	10,000
Each Board or committee (excluding Audit Committee) meeting attended	1,000
Each Audit Committee meeting attended	2,000
Each shareholder meeting attended	1,000
Annual retainer for Chairman	1,070,000
Annual retainer for Deputy Chairman	590,000

Director Compensation for 2005

The following table reflects compensation earned by our non-management directors in 2005. The amounts are actual amounts earned in respect of 2005 in DSUs and cash, as further discussed below. Neither the Chairman (David K. R. Thomson) nor the Deputy Chairman (W.G. Beattie) receives attendance fees. In 2005, neither Kenneth R. Thomson nor Peter J. Thomson received a retainer or attendance fees. Management directors do not receive compensation for their services as directors.

					Shareholder
		Committee	Board	Committee	meeting
	Board	Chair	attendance	attendance	attendance
Name	retainer ($)	retainer ($)	fees ($)	fees(3) ($)	fees ($)	Total fees ($)
D. K. R. Thomson	1,070,000	—	—	—	—	1,070,000
W. G. Beattie	590,000	—	—	—	—	590,000
R. D. Barbaro	60,000	—	12,000	17,000	1,000	90,000
M. Cirillo(1)	45,000	—	6,000	2,000	1,000	54,000
S. A. Denning	60,000	5,000	12,000	5,000	1,000	83,000
J. F. Fraser(2)	30,000	—	5,000	—	—	35,000
V. M. Kempston Darkes	60,000	—	10,000	6,000	1,000	77,000
R. L. Martin	60,000	—	11,000	14,000	1,000	86,000
V. K. Opperman	60,000	10,000	12,000	14,000	1,000	97,000
J. M. Thompson	60,000	5,000	11,000	17,000	1,000	94,000
R. M. Thomson	60,000	—	12,000	18,000	1,000	91,000
J. A. Tory	60,000	—	12,000	8,000	1,000	81,000
Total	2,215,000	20,000	103,000	101,000	9,000	2,448,000

(1)   Ms. Cirillo was elected to the Board in May 2005.

(2)   Mr. Fraser did not stand for re-election to the Board in May 2005.

(3)   Members of the Audit Committee were paid $4,000 each for one meeting in July that consolidated two previously scheduled committee meetings into one extended meeting. In connection with her appointment and orientation to the Board in May 2005, Ms. Cirillo was invited to participate in a Human Resources Committee meeting and was paid the relevant committee attendance fee (in addition to receiving a fee for attending a meeting of the Corporate Governance Committee, of which she is a member).

In late 2005, our Corporate Governance Committee undertook a review of the structure and amount of compensation of our directors. Effective January 1, 2006, our annual retainer for non-management directors is $80,000. The Chairman and Deputy Chairman requested that their compensation be reviewed at the same time and set at a level consistent with independent leadership of the boards of similarly sized corporations. Accordingly, their compensation was set at $500,000 and $250,000, respectively. The Corporate Governance Committee also recommended paying retainers to Kenneth R. Thomson and Peter J. Thomson, who had not received compensation for their services as directors in the past. Their compensation is now on the same basis as compensation paid to all of our other directors who are not members of management.

In March 2005, we issued 15,000 RSUs to Mr. Beattie. All of the RSUs will vest in March 2008 if Mr. Beattie is still a director or employee of our company on the vesting date. Mr. Beattie’s RSUs accumulate additional units based on notional equivalents of dividends paid on our common shares.

DEFERRED SHARE UNITS. Under our non-management director share plan, non-management directors (except for the Chairman and Deputy Chairman) must receive at least one third of their annual retainer in common shares or DSUs. In 2005, all but two of our directors who participate in the plan received 100% of their fees in DSUs. A DSU is a bookkeeping entry credited to an account maintained for each eligible director, and has the same value as one common share. If a director elects to receive shares, the amount (net of withholding taxes) is used to buy shares for the director in the open market. If a director elects to receive DSUs, units representing the value of our common shares are credited to the director’s account based on the market value of a share. DSUs are paid to the director within one year following termination of Board service. Payment is made in shares or cash (net of withholding taxes), based on the market value of the shares on the date of payment. DSUs accumulate additional units based on notional equivalents of dividends paid on our common shares. We believe this plan further aligns the interests of our directors with those of our shareholders.

SHARE OWNERSHIP GUIDELINES. Pursuant to our corporate governance guidelines, our directors are required to hold common shares or DSUs having a value equal to five times their annual retainer. Directors have until the later of January 20, 2008 or five years from the date of their election or appointment to the Board to comply with this requirement.

Directors are also reimbursed by the company for reasonable travel and out-of-pocket expenses incurred in connection with their duties as directors.

INDEBTEDNESS OF OFFICERS, DIRECTORS AND EMPLOYEES

As at March 15, 2006, there was no indebtedness (other than “routine indebtedness” under applicable Canadian securities laws) of the officers, directors, employees and former officers, directors and employees of our company and our subsidiaries owing to our company or any of our subsidiaries.

DIRECTORS’ AND OFFICERS’ INDEMNIFICATION AND INSURANCE

Our by-laws indemnify directors and officers against any liability and costs arising out of any action or suit against them from the execution of their duties. The indemnities are subject to the limitations described in the by-laws. We have in the past maintained insurance for the benefit of our directors and officers against any liability incurred by them in their capacity as directors or officers, except where the liability relates to a failure to act honestly and in good faith with a view to the best interests of our company. In June 2005, we amended our agreement with Woodbridge under which Woodbridge previously indemnified a third party insurer for certain liabilities under our directors’ and officers’ insurance policy. Under the new arrangements, Woodbridge will indemnify up to $100 million of liabilities incurred either by our current and former directors and officers or by our company in providing indemnification to these individuals substantially on the same terms and conditions as provided under our insurance. A third party administrator will manage any claims under the indemnity. We will pay Woodbridge an annual fee of $750,000, which is less than the premium that we would have paid for commercial insurance. This arrangement with Woodbridge was a related party transaction that was reviewed by our Corporate Governance Committee.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our Governance

Our governance structure is designed to permit our Board to responsibly supervise the management of the business and affairs of our company. The Board’s principal responsibilities are strategic planning, risk identification and financial and human resources oversight.

We believe that sustainable value creation for all shareholders, including, in particular, shareholders other than the Thomson family, will be fostered through a Board that is informed and engaged and that functions independently of management.

Responsibility for our governance structure lies, in the first instance, with the Corporate Governance Committee, established in 1994, and more generally with our Board. Our Board practices are set out in our corporate governance guidelines which our Corporate Governance Committee reviews annually, together with our committee charters. Our corporate governance guidelines deal with issues such as Board duties and responsibilities, share ownership requirements and conflicts of interest and are analogous to a Board mandate. The guidelines and committee charters are posted in the “Investor Relations” section of our website at www.thomson.com. In addition, a copy of the guidelines is attached to this circular as Annex B.

Board and Committee Composition

The Board believes that its composition and procedures and those of its committees ensure that the Board functions independently of management. Position descriptions for the Chairman of the Board and for the chair of each committee have been approved by the Board and help ensure the independent operations of the Board and its committees.

In 2005, the Board held 12 meetings, including seven meetings conducted by teleconference. In prior years, we devoted one meeting to our company’s current operating and strategic plan. Based upon feedback from directors, we changed that practice in 2005 to focus one meeting early in the year on the current year’s operating plan. In addition to addressing key initiatives, the operating plan addresses opportunities, risks, competitive position, financial projections and other key performance indicators for our company and our four market groups. A separate meeting later in the year is devoted solely to broader strategic considerations for our businesses. These strategy sessions allow our directors to discuss and shape our company’s priorities and objectives. Throughout the year, our directors are updated on our strategic progress as part of regular Board and committee meetings.

Our Board meetings are typically held in Toronto. The Board meets at least once a year at the offices of one of our company’s businesses in order to meet operating management and develop a deeper understanding of a particular business or market group. In 2005, the Board met in Stamford, Connecticut, where our corporate and operating management team is located, as well as the head offices of our Thomson Learning and Thomson Scientific & Healthcare market groups.

At the conclusion of all Board meetings, the non-management directors meet as a group. W. Geoffrey Beattie, the Deputy Chairman, chairs these sessions and informs management of the substance of the meetings to the extent that action is required by management.

Our independent directors meet at least once each year without management directors or directors affiliated with our controlling shareholder. These meetings, which follow a regularly scheduled Board meeting, are chaired by John M. Thompson, the Chair of the Corporate Governance Committee. An agenda is developed by Mr. Thompson, though the discussion need not be limited to the agenda. The agenda generally addresses any issues which might be specific to a public corporation with a controlling shareholder. Mr. Thompson reports on the substance of these meetings to the Chairman and the Deputy Chairman. One such meeting took place in 2005.

To assist the Board in operating independently from management, we also have a Secretary to the Board who reports to the Chairman and who also acts as secretary to each of the committees of the Board.

The Board periodically considers the principal financial, accounting, legal, operational and other risks facing our company and the steps that our management is taking to monitor and mitigate these risks. The Board also periodically receives reports on our company’s operating activities, as well as reports on certain non-operational matters, including corporate governance, taxation, pension and treasury matters. We have a secure intranet site for the Board that is used to distribute information and to foster communication among directors and between directors and senior management.

A director can retain an outside advisor with the approval of the Corporate Governance Committee. In 2005, the Human Resources Committee retained an independent consulting firm, Frederic W. Cook & Co., Inc., to advise it on compensation matters relating to senior management. The Cook firm reviewed our executive compensation program and provided guidance and analysis on plan design and market trends and practices. In 2005, the Human Resources Committee also utilized and relied upon independent market survey data that Towers Perrin provided to our company regarding executive compensation for organizations of comparable size and scope with which our company is most likely to compete for executive talent. In 2005, the Corporate Governance Committee retained Egon Zehnder International, an external search firm, to assist in the identification of appropriate candidates to be considered for nominationas a director of our company. Substantially all of the fees paid by our company to the Cook firm and Egon Zehnder International are for work requested by a committee of the Board.

Independent Directors

In February 2006, our Board conducted its annual assessment of the independence of each of its members. In determining independence, the Board examined and relied on the definition of “independent” in the NYSE listing standards and as referenced in National Instrument 58-101. The Board also reviewed the results of annual questionnaires completed by each director. After considering a wide variety of factors and information disclosed by each director, our Board has determined that of the 15 directors standing for election, eight are independent. At our meeting of shareholders in May 2005, 16 directors were elected, of whom eight are independent.

•      Three of the directors, Messrs. Harrington, Daleo and Shaffer, are not independent because they are members of senior management of Thomson. Mr. Shaffer is not standing for re-election at the meeting.

•      Five directors are executive officers of Woodbridge, the Thomson family’s principal holding company, or its affiliates other than our company (Kenneth R. Thomson, David K. R. Thomson, Peter J. Thomson, W. Geoffrey Beattie and John A. Tory). None of these individuals is a member of The Thomson Corporation’s management team. While the Board considers these directors’ interests to be fully aligned with the interests of minority shareholders, and although they do not act as part of our executive management, the NYSE listing standards suggest that they be considered not independent.

•      The independent directors are Mary Cirillo, V. Maureen Kempston Darkes and Messrs. Barbaro, Denning, Martin, Opperman, Thompson and Richard M. Thomson. Richard M. Thomson is not related to the family of Kenneth R. Thomson. In determining that all of these directors are independent, the Board considered all relevant facts and circumstances, including that in the normal course of business, The Thomson Corporation provides services to, and receives services from, companies that some of our directors are affiliated with. For example, various in-house legal departments of a number of these companies subscribe to Thomson Legal &  Regulatory’s Westlaw service. The Board determined that these types of relationships were categorically immaterial. In particular, the Board also acknowledged that Messrs. Denning and Thompson were also directors of companies that our company has a relationship with, but determined that these relationships also were not material and did not preclude a finding of independence.

•      Mr. Denning, one of our independent directors, is also a director of Hewitt Associates Inc. In February 2005, we entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improveoperating and cost efficiencies. Under the terms of the contract, we expect to pay Hewitt an aggregate of $115 million over five years. Mr. Denning did not participate in negotiations related to the contract and refrained from deliberating and voting on the matter at meetings of the Human Resources Committee and the Board.

•      Mr. Thompson, another of our independent directors, is the non-executive independent Chairman of the Board of The Toronto-Dominion Bank. In the normal course of business, our company has a banking relationship with The Toronto-Dominion Bank and one of the bank’s affiliates has served as a dealer for our company’s recent offerings of debt securities in Canada.

Pursuant to applicable rules, the Chairman cannot be considered independent because he is an executive officer of Woodbridge. As Chairman, David Thomson directs the operations of the Board in such a way that it operates independently of management. The Chairman is responsible for establishing the agenda for meetings, ensuring that the Board has sufficient resources and information to carry out its functions and facilitating a constructive relationship between the Board and senior management.

Controlled Company

The NYSE listing standards require a listed company to have, among other things, a majority of independent directors on its Board and solely independent directors on its compensation committee and corporate governance committee. The rules permit a “controlled company” to be exempt from these requirements. A “controlled company” is a company of which more than 50% of the voting poweris held by an individual, group or another company. Controlled companies are not, however, exempt from the requirement that the audit committee must be comprised solely of independent directors.

Thomson is controlled by Kenneth R. Thomson, who directly and indirectly controlled approximately 69% of our common shares as of March 1, 2006. The Board has determined that it is appropriate for directors affiliated with the controlling shareholder to serve on the Board committees apart from the Audit Committee. Accordingly, the Board has approved the company’s reliance on the controlled company exemption. One-half of our current directors are independent of both management and the controlling shareholder with the result that 50% of the directors independently represent the 31% interest in our company held by shareholders other than the Thomson family. Mr. Shaffer, a non-independent director, is not standing for re-election at the meeting, with the result that a majority of the directors (eight of 15) standing for election are independent.

Committees

Each Board committee operates under a written charter. The charters are reviewed annually by the relevant committee and the Corporate Governance Committee, which may make recommendations to the Board for changes. The charters were last reviewed and approved in February 2006. All of these charters are available in the “Investor Relations” section of our website at www.thomson.com. Below is a brief description of the responsibilities of each committee.

AUDIT COMMITTEE. The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualifications and independence of our independent auditor, the performance of our internal audit function and independent auditor, and any additional matters delegated to the Audit Committee by the Board.

The Audit Committee is responsible for the hiring of the independent auditor, and communicates directly with the independent auditor and our internal audit department. The Audit Committee is also responsible for overseeing management reporting and internal control systems. The Audit Committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services to be performed by the independent auditors. For more information, please see “Appointment of Auditors” on pages 7 and 8.

The Audit Committee has adopted procedures for the receipt, retention and treatment of any complaints received by our company regarding accounting, internal accounting controls, or auditing matters, as well as the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. These procedures are set forth in our Code of Business Conduct and Ethics, which is discussed below.

The Board has determined that all members of the Audit Committee are financially literate in accordance with applicable Canadian and U.S. securities rules and as this term is defined in our corporate governance guidelines. In addition, the Board has concluded that Richard M. Thomson is qualified as an “audit committee financial expert” (within the meaning of applicable SEC rules) and that he has “accounting or related financial management expertise” (within the meaning of the NYSE listing standards and the Canadian Securities Administrators’ Multilateral Instrument 52-110).

A further description of matters relating to the Audit Committee, along with a copy of the written charter of the Audit Committee, is set forth in Section 8 (“Directors and Officers”) and Schedule A, respectively, of our company’s annual information form dated March 1, 2006.

The members of the Audit Committee are Vance K. Opperman (Chair), Ron D. Barbaro, Roger L. Martin, John M. Thompson and Richard M. Thomson. The Board has determined that all of the Audit Committee members are independent. The Audit Committee met six times in 2005.

CORPORATE GOVERNANCE COMMITTEE. The Corporate Governance Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to the size, composition and structure of the Board and its committees including the nomination of directors, our overall approach to corporate governance, related party transactions and other matters involving conflicts of interest, orientation and continuing education for directors and director compensation. The Corporate Governance Committee has developed position descriptions for the Chairman of the Board and the Chair of each Board committee, and is also responsible for any additional matters delegated to it by the Board.

The members of the Corporate Governance Committee are John M. Thompson (Chair), Ron D. Barbaro, W. Geoffrey Beattie, Mary Cirillo and V. Maureen Kempston Darkes. The Board has determined that all of the Corporate Governance Committee members, except for Mr. Beattie, are independent. The Corporate Governance Committee met three times in 2005.

HUMAN RESOURCES COMMITTEE. The Human Resources Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to the selection and retention of senior management, the compensation of senior management, professional development for senior management, the management of pension and benefit plans for employees, and any additional matters delegated to the Human Resources Committee by the Board. These responsibilities include considering policies and procedures for succession planning, including planning in the event of an emergency or retirement of our Chief Executive Officer and other key senior executives. The Human Resources Committee is also responsible for reviewing directors’ compensation to ensure that it is competitive and consistent with the responsibilities and risks associated with being an effective director.

The Human Resources Committee assists the Board in setting objectives each year for the President and Chief Executive Officer. The Human Resources Committee also evaluates the performance of the Chief Executive Officer against those objectives at year end. The Human Resources Committee reports to the full Board on the objectives for the forthcoming year and the performance against objectives in the preceding year. The Human Resources Committee has developed a written position description for the President and Chief Executive Officer.

The members of the Human Resources Committee are Steven A. Denning (Chair), W. Geoffrey Beattie, V. Maureen Kempston Darkes, Richard M. Thomson and John A. Tory. The Board has determined that all of the Human Resources Committee members, except for Messrs. Tory and Beattie, are independent. The Human Resources Committee met five times in 2005.

FINANCE COMMITTEE. The Finance Committee is responsible for approving ordinary course matters of a banking or treasury nature within a limited scope, as well as appropriate matters that have been approved in principle by the Board and that require action between regularly scheduled meetings of the Board.

The members of the Finance Committee are W. Geoffrey Beattie (Chair), David K. R. Thomson and John A. Tory, all of whom are employed by corporations controlled by Kenneth R. Thomson. The Finance Committee met three times in 2005.

Board, Committee and Director Assessment Process

The Corporate Governance Committee undertakes an annual structured review of the operations of the Board and its committees. Questionnaires addressing the effectiveness of the Board and its committees are developed annually and given to directors. In 2004, the questionnaires addressed issues such as supervision of senior management, strategic planning, risk management, financial reporting, disclosure, governance and conduct meetings. The individual responses, which are confidential, were consolidated by the Secretary to the Board and reported to the Corporate Governance Committee and the Board. The process resulted in changes in some Board and committee practices, and a refinement of the annual agenda of matters the Board reviews. In 2005, the questionnaires were amended and abbreviated to focus on those matters raised in the 2004 review that directors indicated deserved greater attention.

In 2005, the Corporate Governance Committee established a process for a peer review of individual directors. The Chair of the Corporate Governance Committee interviews each director regarding his or her self assessment and peer assessment against a set of criteria. Feedback is provided in a second meeting held by the Chair of the Corporate Governance Committee with each director. The Chair of the Corporate Governance Committee is reviewed by the Deputy Chairman following a process similar to that used for the other peer reviews.

Director Qualifications and Board Size

The Corporate Governance Committee is responsible for assessing the skills and backgrounds of current directors and areas that could complement the operations of the Board, the need for new directors and their preferred experience and qualifications. The Corporate Governance Committee is also responsible for maintaining an understanding of the anticipated tenure of current directors, and the experience, needs and areas of expertise of the Board as a whole. The Corporate Governance Committee recommends candidates for initial Board membership and Board members for renomination. Recommendations are based on character, integrity, judgment, business experience, record of achievement and any other skills or talent that would enhance the Board and overall management of the business and affairs of our company. As necessary, the Corporate Governance Committee retains an executive search firm to identify and evaluate potential director candidates in light of the Corporate Governance Committee’s assessment of the Board’s composition.

The Board is currently of the view that its optimal size for effective decision-making and committee work is 14 to 16 members and that it may need to increase beyond that from time to time in anticipation of retirements from the Board.

Director Recruitment, Orientation and Education

Our Corporate Governance Committee maintains an ongoing assessment of the Board’s composition with respect to experience, qualifications and other factors. In May 2005, Mary Cirillo was elected to the Board. Ms. Cirillo was identified by an independent search firm as having skills and experience relevant to our Board. Ms. Cirillo then met with our Chairman, Deputy Chairman, the Chair of our Corporate Governance Committee and our Chief Executive Officer. After the Corporate Governance Committee and the full Board considered her experience and skills, Ms. Cirillo was asked if she would stand for election to the Board.

Our Corporate Governance Committee has retained Egon Zehnder International to identify individuals who would be appropriate additions to our Board. Potential director candidates are also identified through references from our directors and other sources.

We provide new directors with orientation materials describing the business of our company, its corporate governance structure and related policies and information. New directors also have meetings with our Chief Executive Officer, Chief Financial Officer and other senior executives, including the heads of our major business groups. Early in their tenure, opportunities are provided to new directors to visit some of our major facilities and meet with operations management. The Board’s secure website, monthly management reports and other means of communications provide our directors with information to ensure their knowledge and understanding of our business remain current.

Directors are entitled to attend external continuing education opportunities at our expense. Internal continuing education initiatives are generally undertaken at the committee level. This approach was revisited and confirmed by the Corporate Governance Committee in 2005.

Director Attendance

Full attendance is expected from our directors at our Board and committee meetings and at the annual meeting of shareholders. In 2005, five of our 10 scheduled Board meetings were held in person. Two additional meetings were scheduled during the year. The following table sets forth the attendance of our directors at Board and committee meetings in 2005.

Meetings attended
Director	Board		Committee
David K.R.Thomson	10 of 12		3 of 3
W. Geoffrey Beattie	12 of 12		4 of 4
Richard J. Harrington	12 of 12		—
Ron D. Barbaro	12 of 12		9 of 9
Mary Cirillo	6 of 7	(1)	1 of 2
Robert D. Daleo	11 of 12	(2)	—
Steven A. Denning	12 of 12		5 of 5
John F. Fraser	6 of 6	(3)	0 of 1
V. Maureen Kempston Darkes	10 of 12		6 of 8
Roger L. Martin	11 of 12		6 of 6
Vance K. Opperman	12 of 12		6 of 6
David H. Shaffer	11 of 12	(2)	—
John M. Thompson	11 of 12		9 of 9
Kenneth R. Thomson	12 of 12		—
Peter J. Thomson	11 of 12		—
Richard M. Thomson	12 of 12		10 of 11
John A.Tory	12 of 12		8 of 8

(1)   Ms. Cirillo was elected to the Board in May 2005.

(2)   Mr. Daleo and Mr. Shaffer were asked not to participate in one meeting of the Board, having regard to the human resources focus of the agenda.

(3)   Mr. Fraser did not stand for re-election to the Board in May 2005.

Transactions Involving Directors or Officers

In the case of any transaction or agreement in respect of which a director or executive officer of our company has a material interest, the director or officer is required to disclose his or her interest. Where applicable, he or she is also generally required to exclude him or herself from any deliberations or voting relating to such transaction or agreement. Related party transactions are considered by the Corporate Governance Committee or, where appropriate, a special committee of independent directors.

Code of Business Conduct and Ethics

In 2003, we adopted a Code of Business Conduct and Ethics that applies to all employees, directors and officers, including our Chief Executive Officer, Chief Financial Officer and principal accounting officer/controller. All of our employees, directors and officers are required to submit an acknowledgement that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. In 2005, in an effort to further promote a culture of ethical business conduct through the corporation, we launched a mandatory online training course related to the Code. The Corporate Governance Committee receives an annual report regarding the Code and our ethics hotline from our General Counsel. No material violations were reported in 2005. Also, no waivers under the Code were sought by or granted to our directors or executive officers in 2005. A copy of the Code is available on our website at www.thomson.com as well as at www.sedar.com and www.sec.gov.

Corporate Communications

As part of our governance structure, the Board has ensured that an appropriate procedure is in place so that inquiries or other communications from shareholders, analysts and the media to management are answered by our investor relations and media relations professionals or referred to an appropriate person in the company. Senior executives meet regularly with financial analysts and institutional investors, and our earnings conference calls are broadcast live via webcast and are accessible to interested shareholders, the media and members of the public. Presentations given by senior executives at investor conferences are promptly made public on our website. The Board reviews and approves the contents of major disclosure documents, including our quarterly and annual financial statements and MD&A, annual information form/Form 40-F and this circular.

Communications with the Board

You may contact our Board or our non-management or independent directors as a group, or the directors who preside over their meetings, by writing to them c/o Secretary to the Board of Directors, The Thomson Corporation, Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario M5K 1A1 Canada or by e-mail at board.secretary@thomson.com.

SHARE REPURCHASE PROGRAM

Our company has filed a notice of intention to make a normal course issuer bid to enable us to purchase up to 15,000,000 common shares. The notice provides that our company may purchase these shares between May 5, 2005 and May 4, 2006 at prevailing market prices in amounts and at times to be determined by our company. We may make purchases through the Toronto Stock Exchange or the New York Stock Exchange. Common shares that we purchase under the bid are cancelled. In 2005, we repurchased 7,249,400 common shares. A copy of the notice is available at www.sedar.com or may be obtained without charge from our Investor Relations department at the address listed below.

ADDITIONAL INFORMATION

In addition to being available at www.thomson.com, our code of business conduct, corporate governance guidelines and committee charters are also available in print to any shareholder who requests a copy in writing to Investor Relations Department, The Thomson Corporation, Metro Center, One Station Place, Stamford, Connecticut 06902, United States. Requests may also be sent by e-mail to investor.relations@thomson.com.

Financial information about our company is provided in our comparative consolidated financial statements and management’s discussion and analysis (MD&A) for the year ended December 31, 2005. You can obtain copies of these financial statements and our MD&A by contacting our Investor Relations Department by mail or e-mail, as indicated in the paragraph immediately above. You will also find these financial statements and MD&A at www.thomson.com.

Additional information relating to our company, including our other continuous disclosure materials, are available on our website, www.thomson.com, the Canadian Securities Administrators’ website, www.sedar.com, and in the EDGAR section of the SEC’s website at www.sec.gov.

DIRECTORS’ APPROVAL

The contents and sending of this circular to shareholders of the company have been approved by the Board of Directors of the company.

David W. Binet

Secretary to the Board of Directors

Toronto, Ontario

March 17, 2006

ANNEX A: THE THOMSON DEFERRED COMPENSATION PLAN

(Restatement as of December 1, 2002; Working copy reflecting all amendments through March 1, 2006)

Purpose

This is a restatement of The Thomson Deferred Compensation Plan. The purpose of the Plan is to provide specified benefits to a select group of senior management who contribute materially to the continued growth, development and future business success of Thomson Holdings Inc. (a Delaware corporation), its parent corporations, and any affiliate or subsidiary of Thomson Holdings Inc. or its parent corporations. This restatement shall be effective as of December 1, 2002.

Article 1. Definitions

Unless otherwise clearly apparent from the context, the following phrases and terms shall have the meanings indicated:

1.1          “Account” shall mean, with respect to a Participant, any or all of a Participant’s Deferral Account, Matching Share Unit Account, Share Unit Account or Discretionary Contributions Account.

1.2          “Annual Bonus” shall mean for any Plan Year any compensation, other than Base Salary and Long-Term Bonus, relating to services performed during such Plan Year, whether or not paid or included on the Federal income tax Form W-2 for such Plan Year, payable to a Participant as an Employee under any Employer’s annual bonus or incentive plans.

1.3          “Annual Deferral Amount” shall mean for any Plan Year the portion of a Participant’s Base Salary, Annual Bonus, Long-Term Bonus, bonus attributable to Deferred Cash Bonus Units, and Share-based compensation attributable to the exercise of Options that is deferred pursuant to Article 3. In the event of a Participant’s Retirement, Disability (if deferrals cease pursuant to Section 11.1), death or Termination of Employment prior to the end of a Plan Year, such year’s Annual Deferral Amount shall be the actual amount withheld prior to such event.

1.4          “Base Salary” shall mean for any Plan Year the annual cash compensation relating to services performed during such Plan Year, whether or not paid or included on the Federal income tax Form W-2 for such Plan Year, including severance payments to the extent that the Participant’s continued receipt of such payments is contingent upon his complying with noncompete, nonsolicitation and/or nondisclosure restrictions, but excluding bonuses, commissions, overtime, fringe benefits, stock options, relocation expenses, incentive payments, non-monetary awards, director’s fees and other fees, and automobile and otherallowances paid to a Participant for employment services rendered (whether or not such allowances are included in the Participant’s gross income). Base Salary shall be calculated before reduction for compensation voluntarily deferred or contributed by the Participant pursuant to all qualified and non-qualified plans of any Employer (including amounts not otherwise included in gross income under Code Sections 125, 132(f)(4), 402(c)(3), 402(h), or 403(b)); provided, however, that all such amounts will be included in compensation only to the extent that, had there been no such plan, the amountwould have been payable in cash to the Participant.

1.5          “Beneficiary” shall mean one or more persons, trusts, estates or other entities, designated in accordance with Article 13, that are entitled to receive benefits under the Plan upon the death of a Participant.

1.6          “Beneficiary Designation Form” shall mean the form established from time to time by the Committee that a Participant completes, signs and returns to the Committee to designate one or more Beneficiaries.

1.7          “Board” shall mean the board of directors of the Company.

1.8          “Change in Control” shall mean the first to occur of any of the following events:

(a)   The direct or indirect holdings of the Thomson family, in the voting power or fair market value of the stock of The Thomson Corporation or any successor thereto fall below 40 percent. The rules in Section 318(a) of the Code and the Treasury Regulations thereunder shall be used to determine stock ownership. For purposes of this Section 1.8(a), the Thomson family includes Lord Kenneth R. Thomson and the descendants and their spouses of the first Lord Thomson of Fleet.

(b)   The Thomson Corporation (or any successor thereto) sells to an unrelated third party or parties (at one time or within any two year period) in the aggregate all or substantially all of its assets and the assets of its wholly owned subsidiariesimmediately prior to the sale or sales.

1.9          “Claimant” shall have the meaning set forth in Section 18.1.

1.10        “Closed Period” shall mean any period during which Participants are prohibited, by law or pursuant to policies established by The Thomson Corporation, from acquiring or selling Shares.

1.11        “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.

1.12        “Committee” shall mean the committee described in Article 16.

1.13        “Company” shall mean Thomson Holdings Inc. and any successor to all or substantially all of the Company’s assets or business.

1.14        “Death Benefit” shall mean the benefit described in Article 9.

1.15        “Deduction Limitation” shall mean the following limitation on a benefit that may be distributed pursuant to the Plan. Except as otherwise provided, this limitation shall be applied to all distributions that are subject to the Deduction Limitation. If an Employer determines in good faith prior to a Change in Control that there is a reasonable likelihood that any compensation paid to a Participant for a taxable year of the Employer would not be deductible by the Employer solely by reason of the application of the limitation under Code Section 162(m), then, to the extent deemed necessary by the Employer to ensure that the entire amount of any distribution to the Participant pursuant to the Plan is deductible, the Employer may defer all or any portion of such distribution. Any amounts deferred pursuant to this limitation shall continue to be credited/debited with additional amounts in accordance with Section 3.6, even if such amount is being paid out in installments. The amounts so deferred and amountscredited thereon shall be distributed to the Participant or his Beneficiary (in the event of the Participant’s death) at the earliest possible date, as determined by the Employer in good faith, on which the deductibility of compensation paid or payable to the Participant will not be limited by Code Section 162(m) or, if earlier, the effective date of a Change in Control. Notwithstanding anything to the contrary in this Plan, the Deduction Limitation shall not apply to any distributions made after a Change in Control.

1.16        “Deferral Account” shall mean, with respect to any Participant, an account to which shall be credited the Participant’s Annual Deferral Amounts, plus amounts credited to such account pursuant to Section 3.6, less the following: (i) amounts credited to his Share Unit Account pursuant to Section 3.7; (ii) amounts distributed to the Participant or his Beneficiary that relate to his Deferral Account; and (iii) amounts converted from a Measurement Fund to Share Units pursuant to Section 4.1. The Deferral Account balance shall be a bookkeeping entry only and shall be utilized solely for the measurement and determination of the amounts to be paid to a Participant or his Beneficiary pursuant to the Plan.

1.17        “Deferred Cash Bonus Unit” shall mean any vested units under The Thomson Corporation Phantom Stock Plan (also referred to as the Cash Bonus Plan) or a similar successor plan the receipt of which is deferred pursuant to Section 3.2.

1.18        “Disability” or “Disabled” shall mean a permanent physical or mental incapacity resulting in a Participant being unable to engage in any gainful employment and which would entitle the Participant to begin receiving disability benefits under (i) the Federal Social Security Act or (ii) his Employer’s long-term disability plan, had the Participant been a participant in such a plan.

1.19        “Disability Benefit” shall mean the benefit set forth in Article 11.

1.20        “Discretionary Contributions” shall mean an amount credited by an Employer on behalf of a Participant to his Discretionary Contributions Account pursuant to Section 6.1.

1.21        “Discretionary Contributions Account” shall mean, with respect to any Participant, an account to which shall be credited Discretionary Contributions pursuant to Section 6.1, less any amounts distributed in any form to the Participant or his Beneficiary that relate to his Discretionary Contributions Account. The Discretionary Contributions Account balance shall be a bookkeeping entry only and shall be utilized solely for the measurement and determination of the amounts to be paid to a Participant or his Beneficiary pursuant to the Plan.

1.22        “Domestic Partner” shall mean a person who has formed a domestic partnership with a Participant. A domestic partnership is: (i) a relationship between two adults of the same or opposite gender, which includes residing together and being jointlyresponsible for each other’s common welfare and financial obligations, where the Participant has attested to meeting certain criteria for domestic partnership as determined from time to time by the Committee in accordance with applicable law; or (ii) a domestic partnership that has been registered with a governmental entity pursuant to State or local law authorizing such registration.

1.23        “Election Form” shall mean the form established from time to time by the Committee for Participants to make elections under the Plan.

1.24        “Employee” shall mean a person who is an employee of any Employer.

1.25        “Employer” shall mean the Company and any affiliate of the Company that has been selected by the Company to participate in the Plan.

1.26        “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as it may be amended from time to time.

1.27        “Fair Market Value” means the closing price in U.S. dollars of a Share on the New York Stock Exchange, provided, however, that (i) if the Shares are not traded on the New York Stock Exchange or (ii) in the discretion of the Committee, such exchange does not reflect the fair market value of the Shares, then “Fair Market Value” shall mean the closing price of a Share on the other primary trading market for the Shares, which as of the date of this Plan is the Toronto Stock Exchange, such closing price to be converted into U.S. dollars at the U.S. Federal Reserve Bank’s noon exchange rate, in each case using such closing price reported in The Wall Street Journal or such other source as the Committee deems to be reliable. If the Shares are not traded on the New York Stock Exchange or the Toronto Stock Exchange, the value of a Share as of a particular date shall be determined by the Committee in its sole discretion in good faith.

1.28        “Long-Term Bonus” shall mean any cash or equity-based compensation (other than Base Salary, Annual Bonus and Deferred Cash Bonus Units) paid to a Participant as an employee under any Employer’s long-term bonus and incentive plans, including, without limitation, long-term bonus awards granted pursuant to The Thomson Corporation Amended and Restated 2000 Stock Incentive Plan.

1.29        “Matching Share Units” shall mean units representing Shares that are credited by an Employer on behalf of a Participant to his Matching Share Unit Account pursuant to Section 4.3.

1.30        “Matching Share Unit Account” shall mean, with respect to any Participant, an account to which shall be credited the aggregate number of Matching Share Units credited to any such Participant’s Matching Share Unit Account pursuant to Section 4.3, less any Matching Share Units distributed to the Participant or his Beneficiary in Shares that relate to his Matching Share Unit Account. The Matching Share Unit Account balance shall be a bookkeeping entry only and shall be utilized solely as a device for determining the number of Shares to be distributed to a Participant or his Beneficiary.

1.31        “Options” shall mean options to purchase Shares that are granted to a Participant under The Thomson Corporation Amended and Restated 2000 Stock Incentive Plan or a similar successor plan.

1.32        “Participant” shall mean any Employee (i) who is selected to participate in the Plan, (ii) who elects to participate in the Plan, (iii) who submits a signed Election Form and Beneficiary Designation Form to the Committee, (iv) whose signed Election Form and Beneficiary Designation Form are accepted by the Committee, and (v) who commences participation in the Plan. A spouse, former spouse, Domestic Partner, or former Domestic Partner of a Participant shall not be treated as a Participant or have an Account balance, even if he has an interest in the Participant’s benefits under the Plan as a result of applicable law or propertysettlements resulting from legal separation, divorce or dissolution of the domestic partnership.

1.33        “Plan” shall mean The Thomson Deferred Compensation Plan, which shall be evidenced by this instrument, as it may beamended from time to time.

1.34        “Plan Agreement” shall mean a written agreement, which was entered into by and between an Employer and a Participant prior to January 1, 2001. The Plan Agreement bearing the latest date of acceptance by the Employer shall supersede all previous Plan Agreements in their entirety and shall govern such entitlement. Plan Agreements may provide additional benefits not set forth in the Plan or limit the benefits otherwise provided under the Plan; provided, however, that any such additional benefits or benefit limitations must be agreed to by both the Employer and the Participant.

1.35        “Plan Year” shall mean a period beginning on January 1 of each calendar year and continuing through December 31 of such calendar year.

1.36        “Quarterly Installment Method” shall mean a method of distributing the balance in a Participant’s Deferral Account wherein such balance is distributed in 60, 120, or 180 monthly installments, as elected by the Participant (the “Installment Period”). The amount of each monthly installment attributable to the portion of a Deferral Account, with respect to which additional amounts are credited under Section 3.6(d), shall be computed as follows:

(a)   The amount of each monthly installment during the calendar quarter in which the first monthly installment is paid shall equal: (i) the balance in the Deferral Account, as of the Measurement Date immediately preceding the first day of the month in which the first monthly installment is paid, divided by (ii) the number of months in the Installment Period.

(b)   The amount of any subsequent monthly installment shall equal: (i) the balance in the Deferral Account as of the Measurement Date immediately preceding the first day of the calendar quarter in which any such monthly installment is paid, divided by (ii) the number of months remaining in the Installment Period as of the first day of any such calendar quarter.

For purposes hereof, “Measurement Date” shall mean the first day of the month next preceding the month in which a monthly installment is paid or such other date (determined by the Committee) as of which the balance in a Deferral Account is determined. Notwithstanding any other provision of the Plan to the contrary, in no event shall the amount of any monthly installment with respect to a Participant exceed the balance in the Participant’s Deferral Account as of the date on which any such installment is paid.

1.37        “Retirement”, “Retire(s)”, “Retiring”, or “Retired” shall mean, with respect to an Employee, severance from employment from all Employers (for any reason other than a leave of absence, death or Disability) on or after the attainment of age fifty-five (55).

1.38        “Retirement Benefit” shall mean the benefit set forth in Article 8.

1.39        “Share Ownership Guidelines” shall mean The Thomson Corporation Executive Share Ownership Guidelines, as in effect from time to time.

1.40        “Share Ownership Guideline Amount” for any Participant shall mean the number of Shares that the Participant is expected to own under the Share Ownership Guidelines.

1.41        “Shares” shall mean common shares of The Thomson Corporation. Shares distributed in payment of a Participant’s Share Unit Account shall consist of newly issued Shares from treasury, and such Shares shall be distributed in accordance with and subject to applicable securities laws; provided, however, that no more than 6,000,000 Shares may be issued pursuant to this Plan.

1.42        “Short-Term Payout” shall mean the benefit set forth in Sections 7.1 and 7.2.

1.43        “Share Unit Account” shall mean, with respect to any Participant, an account to which shall be credited the aggregate number of Share Units credited to any such Participant’s Share Unit Account pursuant to Sections 3.7, 4.1 and 5.1, less any Share Units distributed to the Participant or his Beneficiary in Shares that relate to his Share Unit Account. The Share Unit Account balance shall be a bookkeeping entry only and shall be utilized solely as a device for determining the number of Shares to bedistributed to a Participant or his Beneficiary.

1.44        “Share Units” shall mean units representing Shares that are credited to a Participant’s Share Unit Account.

1.45        “Termination Benefit” shall mean the benefit set forth in Article 10.

1.46        “Termination of Employment”, “Terminate Employment” or “Terminating Employment” shall mean the severing of employment with all Employers, voluntarily or involuntarily, for any reason other than Retirement, Disability, death or an authorized leave of absence.

1.47        “Trust” shall mean one or more trusts established pursuant to that certain Master Trust Agreement, dated as of February 14, 1994, between the Company and the trustee named therein, as amended from time to time.

1.48        “Unforeseeable Financial Emergency” shall mean an unanticipated emergency that is caused by an event beyond the control of the Participant that would result in severe financial hardship to the Participant resulting from (i) a sudden and unexpected illness or accident of the Participant or a dependent of the Participant, (ii) a loss of the Participant’s property due to casualty, or (iii) such other extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant, all as determined in the sole discretion of the Committee.

Article 2. Selection and Enrollment

2.1          SELECTION OF PARTICIPANTS BY COMMITTEE. Participants shall be limited to a select group of senior management Employees, as determined by the Committee.

2.2          ENROLLMENT REQUIREMENTS. As a condition to participation, each Participant shall complete, execute and return to the Committee an Election Form and a Beneficiary Designation Form, all within 30 days after being selected to participate in the Plan. In addition, the Committee shall establish from time to time such other enrollment requirements as it determines are necessary.

2.3          TERMINATION OF PARTICIPATION AND/OR DEFERRALS. If the Committee determines in good faith that a Participant no longer qualifies as a member of a select group of management or highly compensated employees, as membership in such group is determined in accordance with Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA, the Committee may, in its sole discretion, (i) terminate the Participant’s deferral election for the remainder of the Plan Year in which the Participant’s membership status changes, (ii) prevent the Participant from making future deferral elections, (iii) immediately distribute the value of the Participant’s Account as a Termination Benefit, and (iv) terminate the Participant’s participation in the Plan.

Article 3. Deferral of Compensation

3.1          AMOUNT OF DEFERRAL. Subject to Section 3.2, for any Plan Year a Participant may elect to defer his Base Salary, Annual Bonus, and/or Long-Term Bonus in any amount up to the maximum percentages of such Salary or Bonus as shall be determined for each Participant by the Committee in its sole discretion. A Participant may elect to defer the receipt of (a) any cash bonus to which he is entitled as a result of exercising Deferred Cash Bonus Units and (b) subject to approval of the Committee, Shares that the Participant will be entitled to receive as a result of exercising Options. Any such election shall be irrevocable.

3.2          ELECTION TO DEFER. Except as provided below, for any Plan Year a Participant may make an irrevocable deferral election, by timely delivering an Election Form to the Committee, in accordance with its rules and procedures, before the end of the Plan Year preceding the Plan Year for which the election is made. If no such Election Form is timely delivered for a Plan Year, the Annual Deferral Amount shall be zero for that Plan Year. Notwithstanding any provision of The Thomson Corporation Phantom Stock Plan or The Thomson Corporation Amended and Restated 2000 Stock Incentive Plan to the contrary, Deferred Cash Bonus Units and Options with respect to which a deferral election is made under Section 3.1 shall not be exercisable during thesix-month period commencing on the date that the applicable Election Form is delivered to the Committee.

3.3          WITHHOLDING OF ANNUAL DEFERRAL AMOUNTS. For each Plan Year, the Base Salary portion of the Annual Deferral Amount shall be withheld from each regularly scheduled Base Salary payroll in equal amounts, as adjusted from time to time for changes in Base Salary. The Annual Bonus and/or Long-Term Bonus portions of the Annual Deferral Amount shall be withheld at the time the Annual Bonus and/or Long-Term Bonus are or otherwise would be paid to the Participant. In the case of Deferred Cash Bonus Units and Options, any amounts deferred into the Plan shall be deferred at the time that the Deferred Cash Bonus Units or Options, as the case may be, are exercised.

3.4          INVESTMENT OF TRUST ASSETS. The trustee of the Trust shall be authorized, upon written instructions received from the Committee or an investment manager appointed by the Committee, to invest and reinvest the assets of the Trust in accordance with the applicable Trust Agreement, including the disposition of stock and reinvestment of the proceeds in one or more investment vehicles designated by the Committee.

3.5          VESTING OF DEFERRAL, SHARE UNIT ACCOUNT AND MATCHING SHARE UNIT ACCOUNTS. A Participant shall at all times be 100 percent vested in his Deferral Account and Share Unit Account. A Participant’s vested interest in his Matching Share Unit Account shall be determined under Section 4.4.

3.6          CREDITING/DEBITING OF ACCOUNT BALANCES. Subject to Section 3.7, amounts shall be credited or debited to a Participant’s Deferral Account in accordance with the following rules:

(a)   ELECTION OF MEASUREMENT FUNDS. A Participant, in connection with his initial deferral election pursuant to Section 3.1, shall elect, on an Election Form, one or more Measurement Funds (defined in Section 3.6(c)) to be used to determine the additional amounts to be credited to his Deferral Account. Once each calendar month, a Participant may change the Measurement Fund(s) to be used to determine the additional amounts to be credited to his Deferral Account, or the portion of his Deferral Account allocated to each previously or newly elected Measurement Fund.

(b)   PROPORTIONATE ALLOCATION. In making an election described in Section 3.6(a), the Participant shall specify on the Election Form, in increments of one percentage point (1%), the percentage of his Deferral Account to be allocated to a Measurement Fund (as if the Participant was making an investment in that Measurement Fund with that portion of his Deferral Account).

(c)   MEASUREMENT FUNDS. The Participant may elect one or more of the measurement funds selected by the Committee (the “Measurement Funds”) for the purpose of crediting additional amounts to his Deferral Account. The Committee may, in its sole discretion, discontinue, substitute or add a Measurement Fund.

(d)   CREDITING OR DEBITING METHOD. The performance of each Measurement Fund shall be determined by the Committee, in its reasonable discretion, based on the performance of the Measurement Funds themselves. A Participant’s Account balance shall be credited or debited on a daily basis based on the performance of each applicable Measurement Fund as though: (i) a Participant’s Deferral Account was invested in the Measurement Fund(s) selected by the Participant; (ii) the portion of the Annual Deferral Amount that was actually deferred during any calendar month was invested in such MeasurementFund(s) in the percentages applicable to such calendar month, no later than the close of business on the first business day of such calendar month, at the closing price on such date; and (iii) any distribution made to a Participant that decreases such Participant’s Deferral Account ceased being invested in the Measurement Fund(s) no earlier than three business days prior to the distribution, at the closing price on such date.

(e)   NO ACTUAL INVESTMENT. Notwithstanding any other provision of the Plan to the contrary, the Measurement Funds are to be used for measurement purposes only, and a Participant’s election of any such Measurement Fund, the allocation to his Deferral Account thereto, the calculation of additional amounts and the crediting or debiting of such amounts to a Participant’s Deferral Account shall not be considered or construed in any manner as an actual investment of his Deferral Account in any such Measurement Fund. If the Company or the trustee of the Trust, in its own discretion, decides to investfunds in any or all of the Measurement Funds, no Participant shall have any rights in or to such investments. Withoutlimiting the foregoing, a Participant’s Deferral Account shall at all times be a bookkeeping entry only and shall notrepresent any investment made on his behalf by the Company or the trustee, and the Participant shall at all times remain an unsecured creditor of the Company.

3.7          DEFERRALS INTO SHARE UNITS. Any Participant who is subject to the Share Ownership Guidelines or who is authorized by the Committee may elect to have all or a portion of his Annual Deferral Amount (other than amounts attributable to Base Salary) deferred into Share Units as of the date such amount is deferred or, in the event of a Closed Period, such later date as determined pursuant to the Insider Trading Policy of The Thomson Corporation, which Share Units shall be credited to a Share Unit Account established in the name of the Participant. Any such election shall be made in accordance with, and subject to, Section 3.2. The number of Share Units to be credited to a Participant’s Share Unit Account shall be determined pursuant to Section 4.2.

3.8          FICA AND OTHER TAXES. For each Plan Year in which an Annual Deferral Amount is being withheld with respect to a Participant, the Participant’s Employer shall withhold from that portion of the Participant’s compensation that is not being deferred, in a manner determined by the Employer, the Participant’s share of FICA and other employment taxes on such Annual Deferral Amount. If necessary, the Committee may reduce the Annual Deferral Amount in order to comply with this Section 3.8.

3.9          WITHHOLDING ON DISTRIBUTIONS. The Employer, or the trustee of the Trust, shall withhold from any payments made to a Participant under the Plan all federal, state and local income, employment and other taxes required to be withheld by the Employer or the trustee of the Trust, in connection with such payments, in amounts and in a manner to be determined in the sole discretion of the Employer or the trustee of the Trust, as the case may be.

Article 4. Conversion to Share Units and Matching Contributions

4.1          CONVERSION OF DEFERRAL ACCOUNT TO SHARE UNITS. Not more frequently than once each calendar month, any Participant who is subject to the Share Ownership Guidelines or who is authorized by the Committee, may elect to convert to Share Units part or all of the amount credited to his Deferral Account, which Share Units shall be credited to a Share Unit Account established in the name of the Participant.

4.2          NUMBER OF SHARE UNITS CREDITED. Except as otherwise provided in this Section 4.2, the number of Share Units to be credited to a Participant’s Share Unit Account in connection with an election pursuant to Sections 3.7 or 4.1 shall be determined on the basis of the Fair Market Value of a Share for the day before the deferral or exchange, as the case may be (the “Price Date”). If Share Units are to be credited to a Participant’s Share Unit Account during a Closed Period, the amount to be converted into Share Units shall be deemed to be invested in the money market Measurement Fund then available under the Plan. As soon as practicable following the end of the Closed Period, the amount credited to the Participant’s Account pursuant to the immediately preceding sentence and any earnings thereon, shall be converted to Share Units on the basis of the closing price of Shares on the day before the date of the conversion.

4.3          MATCHING SHARE UNITS. Each Participant’s Matching Share Unit Account shall be credited with the number of Matching Share Units equal to ten percent (10%) of the number of Share Units (not including Share Units attributable to dividends) credited to each such Participant’s Share Unit Account pursuant to Sections 3.7, 4.1 and 5.1.

4.4          VESTING OF MATCHING SHARE UNITS. One-fourth of the Matching Share Units credited to a Participant’s Matching Share Unit Account during any Plan Year shall become vested on each of the first four anniversaries of the date the underlying Share Units are credited, so long as the Participant has not Terminated Employment as of the respective anniversary date. Upon terminating employment on account of death or Disability, a Participant shall become fully vested in all Matching Share Unitscredited to his Matching Share Unit Account. Upon Terminating Employment, a Participant shall forfeit all unvested Matching Share Units credited to his Matching Share Unit Account. Upon Retiring, a Participant shall become vested in a percentage of the unvested Matching Share Units credited to his Matching Share Unit Account determined under the following schedule:

Age at retirement	55	56	57	58	59	60	61	62 or older
Percentage vested	65	70	75	80	85	90	95	100

4.4.1       IMPACT OF REEMPLOYMENT ON VESTING. A Participant who is rehired by an Employer after his Retirement or Termination of Employment shall not be entitled to amounts forfeited under Section 4.4 prior to his reemployment.

4.5          FICA AND OTHER TAXES ON MATCHING SHARE UNITS. For each Plan Year in which a Participant becomes vested in Matching Share Units credited to his Matching Share Unit Account, the Participant’s Employer shall withhold from that portion of the Participant’s Base Salary and Annual Bonus that is not being deferred, in a manner determined by the Employer, the Participant’s share of FICA and other employment taxes on the Matching Share Units vesting in such year. If necessary, the Committee may reduce the Annual Deferral Amount in order to comply with this Section 4.5.

4.6          DIVIDENDS. If and when dividends are paid on Shares, the Share Unit Account of any Participant for whom a Share Unit Account is maintained shall be credited with the number of Share Units (including fractional Share Units) equal to the number obtained by dividing: (a) the amount of dividends that would be payable on the number of Shares equal to the number of Share Units credited to any such Participant’s Share Unit Account as of the appropriate dividend record date; by (b) the closing price of one Share on the dividend payment date, computed in the same manner as specified in Section 4.2.

4.7          ADJUSTMENT IN THE EVENT OF RECAPITALIZATION. In the event of any change in the outstanding Shares by reason of stock split, stock dividend, recapitalization, merger, consolidation, combination or exchange of shares or other similar corporate change or in the event of any special distribution to the stockholders, the number of Share Units and Matching Share Units credited to a Participant’s Share Unit Account and Matching Share Unit Account shall be adjusted as the Committee determines is necessary and appropriate. Any such determination shall be conclusive and binding for all purposes of the Plan.

4.8          FRACTIONAL INTERESTS. If any fractional Share Unit exists after a lump sum or last installment, as the case may be, of Shares is delivered to the Participant, such fractional Share Unit shall be paid to the Participant in cash. The value of such fractional Share Unit shall be determined by multiplying the fractional Share Unit by the Fair Market Value of a Share on the business day prior to the date on which the lump sum or last installment, as the case may be, of Shares is paid to the Participant.

4.9          RIGHTS AS STOCKHOLDER. Except as otherwise provided in Section 4.6, a Participant for whom a Share Unit Account and/or an Matching Share Unit Account are maintained shall have no rights as a stockholder with respect to any Share Units credited to such Share Unit Account and Matching Share Units credited to such Matching Share Unit Account until such Share Units and Matching Share Units are converted to Shares and distributed to the Participant.

Article 5. Deferral of Stock Options

5.1          DEFERRAL OF STOCK OPTIONS. If a Participant defers the receipt of Shares that he is entitled to receive as a result of exercising an Option pursuant to an election under Section 3.1, the Participant’s Share Unit Account shall be credited with a number of Share Units equal to the number of Shares, the receipt of which has been so deferred.

Article 6. Discretionary Contributions

6.1          DISCRETIONARY CONTRIBUTIONS. The Company may, from time to time, make Discretionary Contributions to those Participants selected to receive such contributions in accordance with the terms and conditions specified in writing by the Company at the time such Discretionary Contributions are made. Notwithstanding the foregoing, eligibility for and the terms and conditions with respect to Discretionary Contributions for members of the Executive Committee of The Thomson Corporation shall be determined by the Human Resources Committee of the Board of Directors of The Thomson Corporation. Discretionary Contributions shall be allocated to the Discretionary Contributions Accounts of the respective Participants.

Article 7. Short-Term Payout, Unforeseeable Financial Emergencies, and Withdrawal Election

7.1          SHORT-TERM PAYOUT OF ANNUAL DEFERRAL AMOUNTS. In connection with each election to defer an Annual Deferral Amount, a Participant may irrevocably elect to receive such Annual Deferral Amount as a “Short-Term Payout”. The Short-Term Payout shall be a lump sum payment in an amount equal to the Annual Deferral Amount plus amounts credited or debited pursuant to Sections 3.6 and 3.7 on that amount, determined as of the date the Short-Term Payout is distributed. Short-Term Payouts shall be distributed as soon as administratively possible after the first day of any Plan Year designated by the Participant that is at least five Plan Years after the Plan Year with respect to which the Annual Deferral Amount is actually deferred.

7.2          ELECTION CHANGES. Any Participant who elects a Short-Term Payout may make another election, not later than one year prior to the date the Short-Term Payout is scheduled to be distributed, to further defer the distribution of such Short-Term Payout by submitting to the Committee either a new Election Form during the open enrollment period or a distribution re-election form at any time during the Plan Year.

7.3          OTHER BENEFITS TAKE PRECEDENCE OVER SHORT-TERM. Should an event occur that triggers the distribution of a benefit under Articles 8, 9, 10 or 11, any Annual Deferral Amount, plus amounts credited or debited thereon, and/or Share Units and Matching Share Units attributable thereto, that are subject to a Short-Term Payout election under Section 7.1 shall not be paid in accordance with such Article but shall be paid in accordance with the other applicable Article.

7.4          WITHDRAWAL PAYOUT SUSPENSIONS FOR UNFORESEEABLE FINANCIAL EMERGENCIES. A Participant who experiences an Unforeseeable Financial Emergency may request the Committee to (i) suspend any deferrals required to be made by the Participant and/or (ii) receive a partial or full payout of his Deferral Account, and/or Shares representing the Share Units or then vested Matching Share Units (as applicable) held in his Share Unit Account and/or Matching Share Unit Account. The

payout shall not exceed the lesser of the Participant’s vested interest in the Plan (i.e., the then aggregate balance in his Deferral, Stock, and vested Matching Share Unit Accounts) or the amount reasonably needed to satisfy the Unforeseeable Financial Emergency. If the Committee, in its sole discretion, approves such request, suspension shall take effect upon the date of approval and any payout shall be made as soon as administratively possible after the date of approval. The payment of any amount under this Section 7.4 shall not be subject to the Deduction Limitation. Any distribution from a Participant’s Share Unit Account and/or vested Matching Share Unit Account pursuant to this Section 7.4 shall be in Shares. A Participant electing a withdrawal under this Section 7.4 may designate the Account or Accounts from which any amounts so distributed shall be taken. If no election is made, amounts distributed shall be taken first from the Participant’s Deferral Account and then from the Participant’s Share Unit Account and Matching Share Unit Account (to the extent vested).

7.5          WITHDRAWAL ELECTION. A Participant (or, after a Participant’s death, his Beneficiary) may elect to withdraw all (but not less than all) of his Deferral Account and/or all (but not less than all) of the Shares representing the Share Units and vested Matching Share Units (as applicable) held in his Share Unit Account and Matching Share Unit Account, less a withdrawal penalty equal to ten percent (10%) of such amounts (the net amount shall be referred to as the “Withdrawal Amount”). This election may be made at any time, before or after Retirement, Disability, death or Termination of Employment, and whether or not such Deferral Account and/or Share Units and Matching Share Units are in the process of being distributed pursuant to an installment payment schedule. The Participant or Beneficiary shall make such an election by filing with the Committee a written election on a form determined from time to time by the Committee. The Withdrawal Amount shall be distributed as soon as administrativelypossible after the election. Once the Withdrawal Amount is paid, the Participant’s participation in the Plan shall terminate and the Participant shall not be eligible to participate in the Plan until the second Plan Year following the Plan Year in which the Withdrawal Amount is distributed. The payment of a Withdrawal Amount shall not be subject to the Deduction Limitation.

Article 8. Retirement Benefit

8.1          RETIREMENT BENEFIT. Subject to the Deduction Limitation, a Participant who Retires shall receive the balance of his Account as a Retirement Benefit.

8.2          PAYMENT OF RETIREMENT BENEFITS. In connection with commencing participation in the Plan, a Participant may elect on an Election Form to receive his Retirement Benefit in one of the forms set forth below. If a Participant does not make such an election, his Retirement Benefit shall be distributed in a lump sum. Payments of a Participant’s Retirement Benefit shall be made, or commence, in the case of installments, as soon as administratively possible after the Participant Retires. Any payment of a Participant’s Retirement Benefit hereunder shall be subject to the Deduction Limitation.

8.2.1       DEFERRAL ACCOUNT. The portion of a Participant’s Retirement Benefit attributable to his Deferral Account may be received in (i) a lump sum or (ii) pursuant to the Quarterly Installment Method over a period of 60, 120 or 180 months in accordance with Section 1.36.

8.2.2       SHARE UNIT ACCOUNT AND MATCHING SHARE UNIT ACCOUNT. The portion of a Participant’s Retirement Benefit attributable to his Share Unit Account and/or Matching Share Unit Account may be received in either (i) a lump sum or (ii) equal annual installments over a period of five, 10, or 15 years, provided there are at least 3,000 Share Units and vested Matching Share Units in such Accounts. However, if, after the payment of any such annual installment, the Participant’s Share Unit Account and Matching Share Unit Account have less than 3,000 Share Units and vested Matching Share Units, all remaining Share Units and vested Matching Share Units shall be distributed to the Participant in a lump sum on the date of the next scheduled installment. The distribution of the portion of a Participant’s Retirement Benefit attributable to his Share Unit Account and/or Matching Share Unit Account shall be in Shares.

8.2.3       ELECTION CHANGES. The Participant may change his Retirement Benefit election annually to an allowable method of distribution by submitting to the Committee either a new Election Form (during open enrollment) or a Distribution Re-Election Form (at any point during the Plan Year), provided that any such Election or Distribution Re-Election Form is submitted at least one year prior to the Participant’s Retirement and is accepted by the Committee in its sole discretion. The Election Form or Distribution Re-Election Form most recently accepted by the Committee with respect to a Participant’s Deferral and Share Unit Accounts shall govern the distribution of the applicable portion of his Retirement Benefit. Notwithstanding the above to the contrary, any Participant who enters into a severance agreement with The

Thomson Corporation during December 2005 and is scheduled to receive a Retirement Benefit in a lump sum in 2006 may elect on an Election Form, no later than December 31, 2005, to receive such Retirement Benefit in one of the forms set forth in this Section 8.2 commencing on or after the date such payment was scheduled to be made, provided such election complies with Section 409A of the Code.

8.3          DEATH PRIOR TO COMPLETION OF RETIREMENT BENEFIT. If a Participant dies after Retirement but before his Retirement Benefit is paid in full, any undistributed Retirement Benefit payments shall continue and shall be paid to the Participant’s Beneficiary (i) on the same schedule as the benefit would have been paid to the Participant had the Participant survived, or (ii) in a lump sum, if requested by the Beneficiary and allowed in the sole discretion of the Committee.

8.4          REEMPLOYMENT PRIOR TO COMPLETION OF RETIREMENT BENEFIT. If a Participant is rehired by an Employer after Retirement but before his Retirement Benefit is paid in full, any undistributed Retirement Benefit payments shall cease as soon as practicable following such reemployment. Undistributed Retirement Benefits shall commence upon the Participant’s subsequent Retirement in accordance with the Election Form or Distribution Re-Election Form most recently accepted by the Committee.

Article 9. Death Benefit

9.1          DEATH BENEFIT. The Beneficiary of a Participant who dies before Retiring, Terminating Employment, or suffering a Disability shall receive a Death Benefit equal to the Participant’s Account balance.

9.2          PAYMENT OF DEATH BENEFIT. In connection with commencing participation in the Plan, a Participant may elect on an Election Form to have his Death Benefit distributed in one of the forms set forth below. If a Participant does not make such an election, such benefit shall be distributed in a lump sum in accordance with Article 13. However, if the aggregate value of a Participant’s Account at the time of his death is less than $50,000, payment of his Death Benefit shall be made, in the sole discretion of the Committee, in a lump sum or in installments (with his Deferral Account being paid pursuant to the Quarterly Installment Method of not more than 60 months and his Share Unit Account and/or Matching Share Unit Account being paid in annual installments over a period of not more than five years). Payments of a Participant’s Death Benefit shall be made, or commence, in the case of installments, as soon as administratively possible after the date on which the Committee is provided with satisfactory proof of the Participant’s death. Any payments hereunder shall be subject to the Deduction Limitation.

9.2.1       DEFERRAL ACCOUNT. The portion of a Participant’s Death Benefit attributable to his Deferral Account may be distributed in (i) a lump sum payment or (ii) pursuant to the Quarterly Installment Method over a period of 60, 120 or 180 months in accordance with Section 1.36.

9.2.2       SHARE UNIT ACCOUNT AND MATCHING SHARE UNIT ACCOUNT. The portion of a Participant’s Death Benefit attributable to his Share Unit Account and/or Matching Share Unit Account may be distributed in either (i) a lump sum or (ii) in equal annual installments of Shares over a period of five, ten or 15 years. The distribution of the portion of a Participant’s Death Benefit attributable to his Share Unit Account and/or Matching Share Unit Accounts shall be in Shares.

9.2.3       ELECTION CHANGES. Subject to the Committee’s consent, a Participant may annually change his Death Benefit election to an allowable payout method by submitting to the Committee either a new Election Form (during open enrollment) or a Distribution Re-Election Form (at any point during the Plan Year). The Election or Distribution Re-Election Form most recently accepted by the Committee prior to the Participant’s death with respect to his Deferral Account shall govern the distribution of the portion of the Participant’s Death Benefit attributable to Measurement Funds. The Election or Distribution Re-Election Form most recently accepted by the Committee prior to the Participant’s death with respect to deferrals or conversions into Share Units shall govern the distribution of Share Units credited to the Participant’s Account as a result of such deferral or conversion.

Article 10. Termination Benefit

10.1        TERMINATION BENEFIT. A Participant who Terminates Employment prior to his Retirement, death or Disability shall receive a Termination Benefit, which shall be equal to the value of the Participant’s vested Account. Solely for purposes of Section 7.3 and this Article 10, a Participant who receives severance from an Employer shall be deemed to have Terminated Employment as of the last day of the period during which he is paid such severance.

10.2        PAYMENT OF TERMINATION BENEFIT. Termination Benefits shall be paid in a lump sum; provided, however, that if a Participant experiences an involuntary Termination of Employment without cause and the value of his Account at such time is equal to or greater than $100,000, the Termination Benefit shall be distributed either (a) in accordance with the payment method elected by the Participant for the distribution of his Retirement Benefit under Section 8.2 or (b) in a lump sum if no election is made. Payments of a Participant’s Termination Benefit shall be made, or commence, in the case of installments, as soon as administratively possible after the date of such Termination of Employment. Any payment hereunder shall be subject to the Deduction Limitation.

10.3        REEMPLOYMENT PRIOR TO COMPLETION OF TERMINATION BENEFIT. If a Participant is rehired by an Employer after he Terminates Employment but before his Termination Benefit is paid in full, any undistributed Termination Benefit payments shall cease as soon as practicable following such reemployment. Undistributed Termination Benefits shall commence upon the Participant’s subsequent Termination of Employment in accordance with the Election Form or Distribution Re-Election Form most recently accepted by the Committee.

Article 11. Disability Waiver and Benefit

11.1        DISABILITY WAIVER. A Participant who is determined by the Committee to be suffering from a Disability shall be excused from fulfilling that portion of his Annual Deferral Amount commitment that would otherwise have been withheld from the Participant’s Base Salary, Annual Bonus and/or Long-Term Bonus for the Plan Year during which he first suffers a Disability. While Disabled, the Participant may not make any additional deferral elections, but will continue to be considered a Participant for all other purposes. A Participant who returns to employment after his Disability ceases may elect to defer an Annual Deferral Amount for Plan Years following the Plan Year in which he so returns; provided such deferral elections are otherwise allowed and an Election Form is delivered to and accepted by the Committee for each such election in accordance with Section 3.2.

11.2        CONTINUED ELIGIBILITY; DISABILITY BENEFIT. A Participant suffering a Disability shall, for purposes of the Plan, continue to be considered to be employed and shall be eligible for the benefits provided for in Articles 7, 8, 9 or 10 in accordance with such Articles. Notwithstanding the above, the Committee may, in its sole discretion, deem the Participant to have Terminated Employment at any time after such Participant is determined to be suffering a Disability, in which case the Participant shall receive a Disability Benefit equal to his Account balance, which benefit shall be paid in a lump sum as soon as administratively possible after the Committee makes such determination. Any such Participant who is otherwise eligible to Retire shall be deemed to have Retired as of the date he attains age 55, and shall receive his Account balance in accordance with Article 8. Any payment hereunder shall be subject to the Deduction Limitation.

11.2.1     REEMPLOYMENT PRIOR TO COMPLETION OF DISABILITY BENEFITS. If a Participant recovers from his Disability and is subsequently rehired by an Employer before his Disability Benefit or Retirement Benefit is paid in full, any undistributed benefit payments shall cease as soon as practicable following such reemployment. Undistributed benefits shall commence upon the Participant’s subsequent Retirement or Termination of Employment in accordance with the Election Form or Distribution Re-Election Form most recently accepted by the Committee.

Article 12. Forfeiture

12.1        FORFEITURE. Notwithstanding any other provisions of the Plan to the contrary, a Participant shall forfeit all vested and unvested Matching Share Units and Discretionary Contributions if he:

(a)   engages in misconduct involving dishonesty, malicious destruction of property of the Company, or the commission of a felony arising out of employment, and such misconduct results in detriment or financial loss to the Company and the termination of the Participant’s employment;

(b)   manages, operates, participates in, is employed by, performs consulting services for, or is otherwise connected with, any firm, person, corporation, or enterprise that is engaged in a business that is (i) the same type of business as the business engaged in by any subsidiary or division within the Company that employed Participant prior to the date of his termination of employment and (ii) competitive with the business of such subsidiary or division; or

(c)   at any time improperly discloses to others any trade secrets or other confidential information, including customer lists, relating to the Company or to the business of the Company.

Article 13. Beneficiary Designation

13.1        BENEFICIARY. Each Participant shall have the right, at any time, to designate a Beneficiary to receive any benefits payable under the Plan upon his death.

13.2        BENEFICIARY DESIGNATION. A Participant may designate a Beneficiary by completing a Beneficiary Designation Form, and returning it to the Committee. A Participant shall have the right to change a Beneficiary by completing, signing and otherwise complying with the terms of the Beneficiary Designation Form and the Committee’s rules and procedures, as in effect from time to time. Upon the acceptance by the Committee of a new Beneficiary Designation Form, all Beneficiary designations previously filed shall be canceled. The Committee shall be entitled to rely on the last Beneficiary Designation Form filed by the Participant and accepted by the Committee prior to his death. No designation or change in designation of a Beneficiary shall be effective until received and acknowledged in writing by the Committee.

13.3        NO BENEFICIARY DESIGNATION. If a Participant fails to designate a Beneficiary as provided in Sections 13.1 and 13.2 or if all designated Beneficiaries predecease the Participant or die prior to complete distribution of the Participant’s benefits, the Participant’s surviving spouse or Domestic Partner, if any, shall be deemed the designated Beneficiary. If the Participant has no surviving spouse or Domestic Partner, the benefits remaining to be paid to a Beneficiary shall be payable to the executor or personal representative of the Participant’s estate.

13.4        DOUBT AS TO BENEFICIARY. If the Committee has any doubt as to the proper Beneficiary to receive payments pursuant to the Plan, the Committee may cause the Participant’s Employer to withhold such payments until this matter is resolved to the Committee’s satisfaction.

13.5        DISCHARGE OF OBLIGATION. The payment of benefits under the Plan to a Beneficiary shall fully and completely discharge all Employers and the Committee from all further obligations under the Plan with respect to the Participant, and the Participant’s Plan Agreement, if any, shall terminate upon such full payment of benefits.

Article 14. Leave of Absence

14.1        PAID LEAVE OF ABSENCE. A Participant, who is authorized by his Employer to take a paid leave of absence, shall continue to be considered employed by the Employer, and the Annual Deferral Amount shall continue to be withheld during such paid leave of absence in accordance with Section 3.3.

14.2        UNPAID LEAVE OF ABSENCE. Any Participant, who is authorized by his Employer to take an unpaid leave of absence, shall continue to be considered employed by the Employer and shall be excused from making deferrals until the earlier of the date the leave of absence expires or the Participant returns to a paid employment status. Upon such expiration or return, deferrals shall resume for the remaining portion of the Plan Year in which the expiration or return occurs, based on the deferral election, if any, made for that Plan Year. If no election was made for that Plan Year, no deferral shall be withheld.

Article 15. Termination, Amendment and Modification

15.1        TERMINATION. Although the Company anticipates that it will continue the Plan indefinitely, there is no guarantee that the Company will continue the Plan or will not terminate the Plan. Each Employer reserves the right to discontinue its sponsorship of the Plan and/or to terminate the Plan at any time with respect to any or all of its participating Employees, by action of its board of directors. Upon the termination of the Plan with respect to any Employer, the Plan Agreements, if any, of the affected Participants shall terminate and their Account balances shall be distributed as set forth below. Prior to a Change in Control, if the Plan is terminated with respect to all of its Participants, the Employer may, in its sole discretion and notwithstanding any elections made by any Participants, pay such benefits in a lump sum or pursuant to a Quarterly Installment Method (annual installments in the case of Share Units) of up to 15 years. If the Plan is terminated with respect to less than all of its Participants, the benefits of the affected Participants shall be distributed in a lump sum. With respect to a termination after a Change in Control, all benefits shall be distributed in a lump sum. The termination of the Plan shall not adversely affect any Participant or Beneficiary who has become entitled to any benefits under the Plan as of the date of termination; provided, however, that the Employer shall have the right to accelerate installment payments without premium or prepayment penalty by distributing an amount equal to the Account balance in a lump sum or pursuant to a Quarterly Installment Method (annual installments in the case of Share Units) using fewer years. Upon termination of the Plan, each Participant shall become one hundred percent (100%) vested in his Matching Share Unit Account.

15.2        AMENDMENT. The Company may, at any time, amend or modify the Plan in whole or in part by action of its board of directors, a committee thereof, or the Committee. However, no such amendment or modification may operate to (a) decrease the value of a Participant’s Account balance computed as of the date the amendment or modification is approved, or (b) effect the timing of the distribution of an Account balance that is scheduled to commence on or before such date; provided, however, that the Company may accelerate the distribution of installment payments by paying the Account balance in a lump sum or pursuant to a Quarterly Installment Method (annual installments in the case of Share Units). Notwithstanding the foregoing, to the extent required by law, regulations or stock exchange requirements, the Company will obtain approval of shareholders of The ThomsonCorporation for amendments to the Plan.

15.3        PLAN AGREEMENT. Notwithstanding Sections 15.1 and 15.2 to the contrary, if a Plan Agreement contains benefits or limitations that are not in the Plan document, the Employer may amend or terminate such provisions only with the consent of the Participant.

15.4        EFFECT OF PAYMENT. The full payment of the applicable benefit under Articles 7, 8, 9, 10 or 11 shall completely discharge all obligations to a Participant and his designated Beneficiaries under the Plan, and the Participant’s Plan Agreement, if any, shall terminate.

Article 16. Administration

16.1        COMMITTEE DUTIES. The Plan shall be administered by a Committee, which shall consist of the Board or such committee, as the Board shall appoint. Members of the Committee may be Participants. The Committee shall have the discretion and authority to (a) make, amend, interpret, and enforce all appropriate rules and regulations for the administration of this Plan and (b) decide or resolve any and all questions involving the interpretation of the Plan. Any individual serving on the Committee who is a Participant shall not vote or act on any matter relating solely to him. When making a determination or calculation, the Committee shall be entitled to rely on information furnished by a Participant or the Company.

16.2        AGENTS. In the administration of the Plan, the Committee may, from time to time, employ agents and delegate to them such administrative duties as it sees fit (including acting through a duly appointed representative) and may from time to time consult with counsel who may be counsel to any Employer.

16.3        BINDING EFFECT OF DECISIONS. The decision or action of the Committee with respect to any question arising out of or in connection with the administration, interpretation and application of the Plan and the rules and regulations promulgated hereunder shall be final and conclusive and binding upon all persons having any interest in the Plan.

16.4        INDEMNITY OF COMMITTEE. All Employers shall indemnify and hold harmless the members of the Committee, and any Employee to whom the duties of the Committee may be delegated, against any and all claims, losses, damages, expenses or liabilities arising from any action or failure to act with respect to this Plan, except in the case of willful misconduct by the Committee or any of its members or any such Employee.

16.5        EMPLOYER INFORMATION. To enable the Committee to perform its functions, each Employer shall supply full and timely information to the Committee on all matters relating to the compensation of its Participants, the date and circumstances of the Retirement, Disability, death or Termination of Employment of its Participants, and such other pertinent information as the Committee may reasonably require.

Article 17. Other Benefits and Agreements

17.1        COORDINATION WITH OTHER BENEFITS. The benefits provided for a Participant or Participant’s Beneficiary under the Plan are in addition to any other benefits available to such Participant under any other plan or program for employees of the Participant’s Employer. The Plan shall supplement and shall not supersede, modify or amend any other such plan or program, except as may otherwise be provided.

Article 18. Claims Procedures

18.1        PRESENTATION OF CLAIM. Any Participant or Beneficiary of a deceased Participant (such Participant or Beneficiary being referred to as a “Claimant”) may deliver to the Committee a written claim for a determination with respect to the amounts distributable to such Claimant from the Plan. If such a claim relates to the contents of a notice received by the Claimant, the claim must be made within 60 days after such notice was received by the Claimant. All other claims must be made within 180 days of the date on which the event that caused the claim to arise occurred. The claim must state with particularity the determination desired by the Claimant.

18.2        NOTIFICATION OF DECISION. The Committee shall consider a Claimant’s claim within a reasonable time, and shall notify the Claimant in writing that: (a) the Claimant’s requested determination has been made, and that the claim has been allowed in full; or (b) the Committee has reached a conclusion contrary, in whole or in part, to the Claimant’s requested determination. If any part of the claim is denied, such notice must set forth in a manner calculated to be understood by the Claimant: (i) the specific reason(s) for the denial of the claim, or any part thereof; (ii) specific reference(s) to pertinent provisions of the Plan upon which such denial was based; (iii) a description of any additional material or information necessary for the Claimant to perfect the claim, and an explanation of why such material or information is necessary; and (iv) an explanation of the claim review procedure set forth in Section 18.3.

18.3        REVIEW OF DENIED CLAIM. Within 60 days after receiving a notice from the Committee that a claim has been denied, in whole or in part, a Claimant (or the Claimant’s duly authorized representative) may file with the Committee a written request for a review of the denial of the claim. Thereafter, but not later than 30 days after the review procedure commences, the Claimant (or the Claimant’s duly authorized representative) may: (a) review pertinent documents; (b) submit written comments or other documents; and/or (c) may request a hearing, which the Committee, in its sole discretion, may grant.

18.4        DECISION ON REVIEW. The Committee shall render its decision on review promptly, and not later than 60 days after the filing of a written request for review of the denial, unless a hearing is held or other special circumstances require additional time, in which case the Committee’s decision must be rendered within 120 days after such date. Such decision must be written in a manner calculated to be understood by the Claimant, and it must contain: (a) specific reasons for the decision; (b) specific reference(s) to the pertinent Plan provisions upon which the decision was based; and (c) such other matters as the Committee deems relevant.

18.5        LEGAL ACTION. A Claimant’s compliance with the foregoing provisions of this Article 18 is a mandatory prerequisite to a Claimant’s right to commence any legal action with respect to any claim for benefits under this Plan.

Article 19. Trust

19.1        ESTABLISHMENT OF THE TRUST. The Company shall establish the Trust, and each Employer shall at least annually transfer over to the Trust such assets as the Employer determines, in its sole discretion, are necessary to provide, on a present value basis, for its respective future liabilities created with respect to the Annual Deferral Amounts for such Employer’s Participants for all periods prior to the transfer, as well as any debits and credits to the Participants’ Account balances for all periods prior to the transfer, taking into consideration the value of the assets in the trust at the time of the transfer.

19.2        INTERRELATIONSHIP OF THE PLAN AND THE TRUST. The provisions of the Plan shall govern the rights of a Participant to receive distributions pursuant to the Plan. The provisions of the Trust shall govern the rights of the Employers and the creditors of the Employers to the assets transferred to the Trust. Each Employer shall at all times remain liable to carry out its obligations under the Plan.

19.3        DISTRIBUTIONS FROM THE TRUST. Each Employer’s obligations under the Plan may be satisfied with Trust assets distributed pursuant to the terms of the Trust, and any such distribution shall reduce the Employer’s obligations under the Plan.

Article 20. Miscellaneous

20.1        STATUS OF PLAN. The Plan is intended to be a plan that is not qualified within the meaning of Code Section 401(a) and is unfunded and is maintained by an employer primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees within the meaning of ERISA Sections 201(2), 301(a)(3) and 401(a)(1). The Plan shall be administered and interpreted to the extent possible in a manner consistent with that intent.

20.2        UNSECURED GENERAL CREDITOR. Participants and their Beneficiaries, heirs, successors and assigns shall have no legal or equitable rights, interests or claims in any property or assets of an Employer. For purposes of the payment of benefits under this Plan, any and all of an Employer’s assets shall be, and remain, the general, unpledged unrestricted assets of the Employer. An Employer’s obligation under the Plan shall be merely that of an unfunded and unsecured promise to pay money or distributeShares, as the case may be, in the future.

20.3        EMPLOYER’S LIABILITY. An Employer’s liability for the payment of benefits shall be defined only by the Plan and related forms. An Employer shall have no obligation to a Participant under the Plan except as expressly provided in the Plan and related forms.

20.4        NONASSIGNABILITY. Neither a Participant nor any other person shall have any right to commute, sell, assign, transfer, pledge, anticipate, mortgage or otherwise encumber, transfer, hypothecate, alienate or convey in advance of actual receipt, the amounts, if any, payable hereunder, or any part thereof, which are, and all rights to which are expressly declared to be, unassignable and non-transferable. Subject to Section 20.14, no part of the amounts payable shall, prior to actual payment, be: (a) subject to seizure, attachment, garnishment or sequestration for the payment of any debts, judgments, alimony or separate maintenance owed by a Participant or any other person; (b) transferable by operation of law in the event of a Participant’s or any other person’s bankruptcy or insolvency; or (c) transferable to a spouse or Domestic Partner as a result of a property settlement or otherwise.

20.5        NOT A CONTRACT OF EMPLOYMENT. The terms and conditions of the Plan shall not be deemed to constitute a contract of employment between any Employer and a Participant. Nothing in this Plan shall be deemed to give a Participant the right to be retained in the service of any Employer as an Employee, or to interfere with the right of any Employer to discipline or discharge the Participant at any time.

20.6        FURNISHING INFORMATION. A Participant or his Beneficiary will cooperate with the Committee by furnishing any and all information requested by the Committee and take such other actions as may be requested in order to facilitate the administration of the Plan and the payments of benefits hereunder, including, but not limited to, taking such physical examinations as the Committee may deem necessary.

20.7        TERMS. Whenever any words are used herein in the masculine, they shall be constructed as though they were in the feminine in all cases where they would apply, and whenever any words are used herein in the singular or in the plural, they shall be construed as though they were used in the plural or the singular, as the case may be, in all cases when they would so apply.

20.8        CAPTIONS. The captions of the articles, sections and paragraphs of the Plan are for convenience only and shall not control or affect the meaning or construction of any of its provisions.

20.9        GOVERNING LAW. Subject to ERISA, the provisions of the Plan shall be construed and interpreted according to the laws of the State of Connecticut without regard to its conflicts of law principles.

20.10      NOTICE. Any notice or filing required or permitted to be given to the Committee under this Plan shall be sufficient if in writing and hand-delivered, or sent by registered or certified mail, to the address below:

Thomson Holdings Inc.

Deferred Compensation Plan Committee

Metro Center, One Station Place

Stamford, Connecticut 06902

Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark on the receipt for registration or certification. Any notice or filing required or permitted to be given to a Participant under this Plan shall be sufficient if in writing and hand-delivered, or sent by mail, to the last known address of the Participant.

20.11      SUCCESSORS. The provisions of this Plan shall bind and inure to the benefit of the Participant’s Employer and its successors and assigns and the Participant and the Participant’s Beneficiaries.

20.12      VALIDITY. If any provision of this Plan shall be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, and the Plan shall be construed and enforced as if such illegal or invalid provision had never been inserted herein.

20.13      INCOMPETENT. If the Committee determines in its discretion that a benefit under this Plan is to be paid to a minor, a person declared incompetent or a person incapable of handling the disposition of that person’s property, the Committee may direct payment of such benefit to the guardian, legal representative or person having the case and custody of such minor, incompetent or incapable person. The Committee may require proof of minority, incompetence, incapacity, or guardianship, as it may deem appropriate prior to distribution of the benefit. Any payment of a benefit shall be a payment for the account of the Participant and the Participant’s Beneficiary, as the case may be, and shall be a complete discharge of any liability under the Plan for such payment amount.

20.14      COURT ORDER. The Committee is authorized to make any payments directed by court order in any action in which the Plan or the Committee has been named as a party. In addition, if a court determines that a spouse, former spouse, Domestic Partner, or former Domestic Partner of a Participant has an interest in the Participant’s benefits under the Plan in connection with a property settlement or otherwise, the Committee, in its sole discretion, shall have the right, notwithstanding any election made by a Participant, to immediately distribute the spouse’s, former spouse’s, Domestic Partner’s, or former Domestic Partner’s interest in the Participant’s benefits under the Plan to that spouse, former spouse, Domestic Partner, or former Domestic Partner.

20.15      DISTRIBUTION IN THE EVENT OF TAXATION.

(a)   IN GENERAL. If, for any reason, all or any portion of a Participant’s benefits under this Plan becomes taxable to the Participant prior to receipt, a Participant may petition the Committee before a Change in Control, or the trustee of the Trust after a Change in Control, for a distribution of that portion of his benefit that has become taxable. Upon the grant of such a petition, which grant shall not be unreasonably withheld (and, after a Change in Control, shall be granted), a Participant’s Employer shall distribute to the Participant immediately available funds or Shares (in the case of amounts attributable to Share Units or Matching Share Units) in an amount equal to the taxable portion of his benefit (which amount shall not exceed a Participant’s unpaid Account balance). If the petition is granted, the tax liability distribution shall be made within 90 days of the date when the Participant’s petition is granted. Such a distribution shall affect and reduce the benefits to be paid under this Plan.

(b)   TRUST. If the Trust terminates in accordance with its terms and benefits are distributed from the Trust to a Participant in accordance with such terms, the Participant’s benefits under this Plan shall be reduced to the extent of such distributions.

20.16      INSURANCE. The Employers, on their own behalf or on behalf of the trustee of the Trust, and, in their sole discretion, may apply for and procure insurance on the life of the Participant, in such amounts and in such forms as the trustee may choose. The Employers or the trustee of the Trust, as the case may be, shall be the sole owner and beneficiary of any such insurance. The Participant shall have no interest whatsoever in any such policy or policies, and at the request of the Employers shall submit to medical examinations and supply such information and execute such documents as may be required by the insurance company or companies to whom the Employers have applied for insurance.

20.17      LEGAL FEES TO ENFORCE RIGHTS AFTER CHANGE IN CONTROL. The Company and each Employer is aware that upon the occurrence of a Change in Control, the Board or the board of directors of a Participant’s Employer (which might then be composed of new members) or a shareholder of the Company or the Participant’s Employer, or of any successor corporation might then cause or attempt to cause the Company, the Participant’s Employer or such successor to refuse to comply with its obligations under the Plan and may cause or attempt to cause the Company or the Participant’s Employer to institute, or may institute, litigation seeking to deny Participants the benefits intended under the Plan. Accordingly, if following a Change in Control, it should appear to any Participant that the Company, the Participant’s Employer or any successor corporation has failed to comply with any of its obligations under the Plan or any agreement thereunder or, if the Company, such Employer or any other person takes any action to declare the Plan void or unenforceable or institute any litigation or other legal action designed to deny, diminish or to recover from any Participant the benefits intended to be provided, then the Company and the Participant’s Employer irrevocably authorize such Participant to retain counsel of his choice at the expense of the Company and the Participant’s Employer (who shall be jointly and severally liable) to represent such Participant in connection with the initiation or defense of any litigation or other legal action, whether by or against the Company, the Participant’s Employer or any director, officer, shareholder or other person affiliated with the Company, the Participant’s Employer or any successor thereto in any jurisdiction.

ANNEX B: CORPORATE GOVERNANCE GUIDELINES

(Approved by the Board of Directors on February 24, 2006)

1.             General

The Board of Directors of The Thomson Corporation believes that sound corporate governance practices are essential to the well-being of the Corporation and the promotion and protection of its shareholders’ interests as owners of the Corporation. The Board oversees the functioning of the Corporation’s governance system, in part, through the work of the Corporate Governance Committee which it established in 1994.

The Board has adopted these guidelines, which reflect the Corporation’s commitment to high standards of corporate governance, to assist the Board in supervising the management of the business and affairs of the Corporation as required under applicable law and stock exchange rules and requirements.

The fundamental responsibility of the Board is to supervise the management of the business and affairs of the Corporation with a view to sustainable value creation for all shareholders. The Board promotes fair reporting, including financial reporting, to shareholders of the Corporation and other interested persons as well as ethical and legal corporate conduct through an appropriate system of corporate governance, internal controls and disclosure controls. The Board believes that the Corporation is best served by a board of directors that functions independently of management and that is informed and engaged.

The Corporate Governance Committee will review these guidelines annually, or more often if warranted, and recommend to the Board such changes as it deems necessary and appropriate in light of the Corporation’s needs and legal and regulatory developments.

2.             Board Composition

(a)   BOARD MEMBERSHIP CRITERIA

The Corporate Governance Committee is responsible for assessing the need for new directors, the preferred experience and qualifications for new directors, and the skills and competencies that the Board, its committees, individual directors and candidates should possess. The Committee recommends candidates for initial Board membership and Board members for renomination. Recommendations are based on character, integrity, judgment, business experience, record of achievement and any other skills and talents which would enhance the Board and overall management of the business and affairs of the Corporation. Each director must have an understanding of the Corporation’s principal operational and financial objectives, plans and strategies, financial position and performance and the performance of the Corporation relative to its principal competitors. Directors must be able to dedicate sufficient time to carry out their duties and not assume responsibilities that would materially interfere with or be incompatible with Board membership. Directors who change their principal occupation are expected to advise the Corporate Governance Committee and, if determined appropriate by the Corporate Governance Committee, resign from the Board.

(b)   DIRECTOR INDEPENDENCE

The Board’s composition and procedures are designed to permit it to function independently from management and to promote and protect the interests of all shareholders, in particular shareholders other than the Thomson family. The Board believes that, except during periods of temporary vacancies, not less than half of its members should be independent.

The Board determines whether a director is independent. In determining independence, the Board relies on the definition of “independent” as referenced in National Instrument 58-101 “Disclosure of Corporate Governance Practices” and the New York Stock Exchange (NYSE) listing standards. Generally, an independent director means a director who has been affirmatively determined by the Board to have no material relationship with the Corporation, either directly or indirectly as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A material relationship is a relationship which could, in the Board’s determination, reasonably interfere with the exercise of a director’s independent judgment.

The Board will review the independence of all directors on an annual basis and will publish its determinations in the management information circular for the Corporation’s annual meeting of shareholders. Directors have an ongoing obligation to inform the Board of any material changes in their circumstances or relationships that may affect the Board’s determination as to their independence.

Five of the directors of the Corporation are executive officers of The Woodbridge Company Limited, a private company that is the primary investment vehicle for Kenneth R. Thomson and other members of the family of the late first Lord Thomson of Fleet, or Woodbridge’s affiliates other than the Corporation (David K. R. Thomson, the current Chairman, W. Geoffrey Beattie, the current Deputy Chairman, Kenneth R. Thomson, Peter J. Thomson and John A. Tory). The NYSE listing standards suggest that directors in such a relationship with the Corporation be considered not independent. The Board believes that, given that there are no material relationships between any of them and the Corporation or between Woodbridge and the Corporation which affect their independence, other than Woodbridge’s ownership of common shares of the Corporation, Woodbridge’sinterests as a shareholder of the Corporation are fully aligned with those of the Corporation’s other shareholders. Nevertheless, the Board does not classify those directors as independent directors.

The NYSE listing standards require a listed company to have, among other things, a majority of independent directors on its Board. The listing standards permit a “controlled company” to be exempt from these requirements. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. The Corporation is controlled by Kenneth R. Thomson. The Board has approved the Corporation’s reliance on the controlled company exemption.

(c)   BOARD SIZE

The Board is currently of the view that its optimal size for effective decision-making and committee work is 14 to 16 members, and that it may need to increase beyond that from time to time in anticipation of retirements from the Board.

(d)   TERM

All directors are elected at the annual meeting of shareholders of the Corporation for a term of one year. The Board does not believe it should establish term limits or mandatory retirement ages for its members as such limits may deprive the Corporation and its shareholders of the contributions of members who have been able to develop, over time, valuable insights into the Corporation, its strategy and business operations.

(e)   BOARD SUCCESSION

The Corporate Governance Committee is responsible for maintaining a Board succession plan that is responsive to the Corporation’s needs and the interests of its shareholders.

(f)    SERVICE ON OTHER BOARDS AND AUDIT COMMITTEES

The Board does not believe that its members should be prohibited from serving on the boards of other public companies so long as these commitments do not materially interfere with and are not incompatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chairman or Deputy Chairman in advance of accepting an invitation to serve on the board of another public company and, as a general rule, directors are not allowed to join a board of another public company on which two or more other directors of the Corporation serve.

Members of the Audit Committee may not serve on the audit committees of more than two other public companies without the prior approval of the Board.

3.             Board Duties and Responsibilities

The directors’ primary responsibility is to act in good faith and to exercise their business judgement in what they reasonably believe to be the best interests of the Corporation. In fulfilling its responsibilities, the Board is, among other matters, responsible for the following matters.

(a)   APPOINTMENT AND SUPERVISION OF THE CHIEF EXECUTIVE OFFICER AND SENIOR MANAGEMENT

The Board appoints and supervises the Chief Executive Officer and other members of the Corporation’s senior management, approves their compensation and, as permitted by applicable law, delegates to senior management responsibility for the day-to-day operations of the Corporation.

The Board will satisfy itself that a process is in place to provide for the development, evaluation and succession of the Chief Executive Officer and other members of senior management. The Board will establish and maintain a position description for the Chief Executive Officer.

The Board will satisfy itself as to the integrity of the Chief Executive Officer and other members of senior management, including confirming that the Chief Executive Officer and other members of senior management create a culture of integrity throughout the Corporation.

For purposes of these guidelines, references to “senior management” mean executives of the Corporation or its business groups as determined by the Board from time to time.

(b)   STRATEGIC PLANNING AND RISK MANAGEMENT

The Board will establish and maintain the Corporation’s mission, values, long-term strategic goals, performance objectives and operational policies. In this regard, the Board will:

•      review and approve on an annual basis a business plan developed with management which includes rigorous but realistic goals;

•      adopt a strategic planning process and review and approve, on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

•      approve strategic and operational policies within which management will operate in relation to capital expenditures, acquisitions and dispositions, disclosure and communications, finance and investment, risk management, human resources, internal financial and disclosure controls and management information systems;

•      set annual corporate and management performance targets;

•      confirm that a system is in place to identify the principal risks facing the Corporation and its businesses and that appropriate procedures and systems are in place to monitor, mitigate and manage such risks; and

•      confirm that processes are in place for the Corporation and its businesses to address and comply with applicable legal, regulatory, corporate, securities and other compliance matters.

(c)   FINANCIAL REPORTING AND MANAGEMENT

The Board will:

•      approve the Corporation’s annual and interim financial statements and related management’s discussion and analysis and review and oversee the integrity of the Corporation with regard to its compliance with applicable audit, accounting and financial reporting requirements;

•      approve annual operating and capital budgets;

•      confirm the integrity of the Corporation’s internal control and management information systems; and

•      review operating and financial performance results relative to established strategies, plans, budgets and objectives.

(d)   DISCLOSURE AND COMMUNICATIONS

The Board will satisfy itself that appropriate policies and procedures are in place regarding public disclosure and restricted trading by insiders. In this regard, the Board will approve a corporate disclosure policy for the Corporation and will confirm that a process is in place to disclose all material information in compliance with the Corporation’s timely disclosure obligations and to prevent selective disclosure of material information to analysts, institutional investors, market professionals and others.

(e)   CORPORATE GOVERNANCE

The Board will:

•      develop the Corporation’s approach to corporate governance, including establishing appropriate principles and guidelines relating to corporate governance that are specifically applicable to the Corporation and practices to facilitate the Board’s independence;

•      establish committees and approve their respective charters and the limits of authority delegated to each committee;

•      establish appropriate processes for the regular evaluation of the effectiveness of the Board and its committees;

•      approve the nomination of directors;

•      review the adequacy and form of directors’ compensation to confirm that it realistically reflects the responsibilities and risks involved in being a director;

•      arrange for non-management directors to meet at least quarterly without management present and for independent directors to meet at least annually; and

•      ensure that sufficient funds are available for its effective operation and that of its committees.

(f)    APPROVAL OF CERTAIN OTHER MATTERS

The Board must approve those matters which may not be delegated by the Board under applicable corporate law including, among others, the issuance of securities of the Corporation (except in the manner and on terms authorized by the Board), the declaration of dividends, the repurchase or redemption of shares of the Corporation and the adoption, repeal or amendment of the by-laws of the Corporation. The Board may also reserve to itself the right to approve certain matters notwithstanding the delegation to senior management of the authority to manage the business of the Corporation.

4.             Controlling Shareholder

As of the date hereof, Kenneth R. Thomson, in part through Woodbridge and its subsidiaries, controlled the Corporation through his shareholdings.

Woodbridge’s primary investment is its holding of common shares of the Corporation. In its involvement with the Corporation, Woodbridge focuses principally on the following matters:

•      corporate governance, including the effectiveness of the Board;

•      the appointment of the Chief Executive Officer and other members of senior management and related succession planning;

•      the development of the long-term business strategy of the Corporation and assessment of its implementation; and

•      capital strategy.

With its expertise in dealing with these matters and its substantial equity investment in the Corporation, Woodbridge monitors the Corporation as an owner to an extent that other shareholders cannot. Woodbridge considers that its interests as a shareholder are fully aligned with those of all other shareholders.

5.             Chairman

The Board will in each year elect from among its members a Chairman who is not the Chief Executive Officer or otherwise a member of the Corporation’s management.

The Chairman is principally responsible for overseeing the operations and affairs of the Board.

6.             Deputy Chairman

The Board may in each year elect from among its members a Deputy Chairman who is not the Chief Executive Officer or otherwise a member of management.

The Deputy Chairman is responsible for assisting the Chairman in fulfilling his duties and for performing additional duties requested by the Board.

7.             Secretary to the Board of Directors

The Board will appoint an individual who is not a member of management to act as the Secretary to the Board.

The Secretary to the Board is responsible for assisting the Chairman and the Deputy Chairman in managing the operations and affairs of the Board and for performing additional duties requested by the Chairman, the Deputy Chairman or the Board or any of its committees. The Secretary to the Board reports directly to the Chairman and the Deputy Chairman.

8.             Board Committees

(a)   GENERAL

The Board carries out its responsibilities directly and through the following committees and such other committees as it may establish from time to time: the Audit Committee, the Corporate Governance Committee, the Human Resources Committee and the Finance Committee.

(b)   COMPOSITION

All committees will be comprised solely of directors who are not members of management and who are selected by the Board on the recommendation of the Corporate Governance Committee. The Corporation relies on an exemption available to controlled companies from the NYSE listing standards requiring the Human Resources and Corporate Governance Committees to be composed entirely of independent directors. Members of the Audit Committee must be independent and are subject to the additional requirements that they may not (i) accept directly or indirectly any consulting, advisory, or other compensatory fee from the Corporation or any of its subsidiaries, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), or (ii) be an “affiliated person” of the Corporation or any of its subsidiaries (within the meaning of applicable law). Each member of the Audit Committee will be “financially literate” (within the meaning of applicable law).

(c)   CHAIR

The Audit Committee, Corporate Governance Committee and the Human Resources Committee are each chaired by an independent director who is selected by the Board on the recommendation of the Corporate Governance Committee and is responsible for determining the agenda and the frequency and conduct of meetings.

(d)   CHARTERS

Each committee has its own charter that sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board. On an annual basis, each committee’s charter is reviewed by both the committee itself and the Corporate Governance Committee and is also reviewed and approved by the Board. Copies of each charter are posted on the Corporation’s website.

9.             Board and committee meetings

(a)   SCHEDULING

Board meetings are scheduled in advance at appropriate intervals throughout the year. In addition to regularly scheduled Board meetings, additional Board meetings may be called upon proper notice at any time to address specific needs of the Corporation. The Board may also take action from time to time by unanimous written consent. A Board meeting may be called by the Chairman, the Deputy Chairman, the Chief Executive Officer or any two directors.

Each committee meets as often as it determines is necessary to fulfill its responsibilities. A meeting of any committee may be called by the committee chair, the Chairman, the Deputy Chairman, the Chief Executive Officer or any committee member.

Board meetings are held at a location determined by the Chairman and meetings of each committee are held at a location determined by the committee chair. The Board meets at least once a year at the offices of one of the Corporation’s businesses so that directors may meet operating management and develop a deeper understanding of a particular business or market group.

(b)   AGENDA

The Chairman establishes the agenda for each Board meeting in consultation with the Deputy Chairman, the other directors, the Secretary to the Board and the Corporation’s senior management. Any director may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.

Committee chairs establish the agenda for each committee meeting. Any committee member may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any committee meeting raise subjects that are not on the agenda for the meeting.

(c)   MEETINGS OF NON-MANAGEMENT AND INDEPENDENT DIRECTORS

To facilitate the Board’s independence, non-management directors meet as a group after each Board meeting without management present. Non-management directors may also meet without management present at such other times as determined by the chairing or presiding director. The Deputy Chairman informs management of the substance of these meetings to the extent that action is required by them. At least annually, independent directors will meet separately. The Chair of the Corporate Governance Committee chairs these meetings and informs the Chairman and the Deputy Chairman of the substance of these meetings to the extent that action is required by them.

(d)   DISTRIBUTION OF INFORMATION

Information that is important to the Board’s understanding of the business and its meeting agenda are distributed to the Board before it meets. Sensitive subject matters may be discussed at a meeting without written materials being distributed in advance or at the meeting. The Board periodically receives reports on the operating activities of the Corporation, as well as reports on certain non-operational matters, including corporate governance, insurance, pensions and treasury matters. The Corporation maintains a secure intranet site for directors, which is used to distribute information and to foster communication among directors and between directors and the Corporation’s senior management.

(e)   PREPARATION, ATTENDANCE AND PARTICIPATION

Each director is expected to prepare adequately for and attend all meetings of the Board and any committee of which he or she is a member. A director who is unable to attend a Board or committee meeting in person may participate by telephone or teleconference.

(f)    PROCEDURES

Procedures for Board meetings are determined by the Chairman unless otherwise determined by the by-laws of the Corporation or a resolution of the Board.

Procedures for committee meetings are determined by the chair of the committee unless otherwise determined by the by-laws of the Corporation or a resolution of the committee or the Board.

10.          Director compensation

The Board believes that compensation for directors should be competitive with the compensation paid to directors of businesses of comparable size and in comparable markets. The Board reviews directors’ compensation annually with these criteria in mind.

Non-management directors (except for the Chairman and Deputy Chairman) must receive at least one-third and may receive up to 100% of their annual retainer in common shares of the Corporation or deferred share units. If a director elects to receive shares, the amount (net of withholding taxes) is used to buy shares for the director in the open market. If a director elects to receive deferred share units, units representing the value of the shares are credited to the director’s account based on the market value of a share. Deferred share units are paid to the director within one year following termination of Board service. Payment will be made in shares or cash (net of withholding taxes), based on the market value of the shares on the date of payment. Deferred share units also accumulate additional units based on notional equivalents of dividends declared on the Corporation’s common shares. The Board believes that this plan further aligns the interests of directors with the interests of other shareholders.

Directors are reimbursed by the Corporation for reasonable travel and out-of-pocket expenses incurred in connection with their duties as directors.

Management directors do not receive compensation for their services as directors. Neither the Chairman nor the Deputy Chairman receives attendance fees.

11.          Share ownership requirements

Directors are required to hold common shares or deferred share units of the Corporation having a value equal to at least five times the amount of their annual retainer for service as a director. Directors have from the later of January 20, 2008 or five years from the date of their election or appointment to the Board to comply with this requirement.

The Chief Executive Officer is required to acquire and hold common shares or deferred share units of the Corporation with a value equal to at least five times his or her annual base salary.

Each of the other executive officers of the Corporation is required to acquire and hold common shares or deferred share units of the Corporation with a value equal to at least his or her annual base salary or, in some instances, with a value equal to at least three times his or her annual base salary, depending on his or her position with the Corporation.

The Chief Executive Officer and the other executive officers of the Corporation do not have a deadline in which to comply with the share ownership requirements. Each of them is expected to retain a specified percentage of the common shares of the Corporation that he or she acquires (after applicable tax withholdings) through option exercises and the vesting of restricted share units until he or she has attained the share ownership requirements. The Chief Executive Officer is currently required to retain 100% of the common shares of the Corporation that he acquires and the other executive officers of the Corporation must retain 50% of the common shares of the Corporation that they acquire, until they attain the share ownership requirements.

12.          Director orientation and continuing education

New directors receive orientation materials describing the Corporation’s business, its corporate governance structure and related policies and information. New directors also have meetings with the Corporation’s Chairman, Deputy Chairman, Chief Executive Officer and Chief Financial Officer and other senior executives, including heads of the Corporation’s major business groups. Early in their tenure, new directors are provided with the opportunity to visit major facilities and meet with operating management of the Corporation’s market groups.

The Corporate Governance Committee is responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities. Directors may attend continuing education programs at the Corporation’s expense.

13.          Board access to management and advisors

The Board has complete access to members of the Corporation’s management and directors are encouraged to raise any questions or concerns directly with management. The Board and its committees may invite any member of management, employee, outside advisor or other person to attend any of their meetings.

In carrying out their duties, the Board and any of its committees may retain an outside advisor at the expense of the Corporation at any time and have the authority to determine the advisor’s fees and other retention terms. Individual directors may retain an outside advisor at the expense of the Corporation with the approval of the Corporate Governance Committee.

14.          Performance assessments of the Board, directors and committees

The Board, acting through the Corporate Governance Committee, annually reviews the effectiveness of the Board, each director and each Board committee in fulfilling their responsibilities and duties, including their effectiveness and contribution. The Corporate Governance Committee subsequently makes recommendations to the Board for appropriate action. The Corporate Governance Committee also evaluates individual directors to assess their suitability for nomination for re-election.

15.          Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics. The Board expects all directors, officers and employees of the Corporation and its subsidiaries to conduct themselves in accordance with the highest ethical standards and adhere to the Code. Any waiver of the Code for directors or executive officers may only be made by the Board or one of its committees and will be disclosed by the Corporation to the extent required by law, regulation or stock exchange requirement.

16.          Prohibition on personal loans

The Corporation will not extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any director or executive officer.

17.          Indemnification and insurance

In accordance with the by-laws of the Corporation and applicable Ontario law, present and former directors and officers are each indemnified by the Corporation against all liability and costs arising out of any action or suit against them from the execution of their duties, provided that they have carried out their duties honestly and in good faith with a view to the best interests of the Corporation and have otherwise complied with the provisions of applicable corporate law.

The Corporation maintains insurance or comparable arrangements for the benefit of its directors and officers against any liability incurred by them for which they would be indemnified. The amount and terms of the insurance coverage or comparable arrangements are dependent upon prevailing market conditions and practices with the objective of adequately protecting directors and officers from such liability.

18.          Conflicts of interest

Each director is required to inform the Board of any potential or actual conflict of interest he or she may have with the Corporation. If a director has a personal interest in a matter before the Board or a committee, he or she must not participate in any vote on the matter, except where the Board or the committee has expressly determined that it is appropriate for him or her to do so.

To avoid potential conflicts of interest, interlocking directorships will not be allowed. Interlocking directorships occur where a member of senior management of the Corporation serves on the board or as a trustee of a company or institution that employs a director of the Corporation.

19.          To contact the Board and its committees

The Board welcomes input and comments from shareholders of the Corporation. You may contact one or more members of the Board or its committees by writing to the Secretary to the Board at:

Board of Directors of The Thomson Corporation

c/o David W. Binet, Secretary to the Board of Directors

The Thomson Corporation

65 Queen Street West, Suite 2400

Toronto, Ontario M5H 2M8

Canada

E-mail: board.secretary@thomson.com

THE THOMSON CORPORATION

Metro Center, One Station Place	Suite 2706, Toronto Dominion Bank Tower
Stamford, Connecticut 06902 United States	P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario M5K 1A1 Canada

tel 203.539.8000	tel 416.360.8700

www.thomson.com